Orbis
Grupa Hotelowa

Warsaw, 2009-11-12

SEC
Mail Processing
Section
NOV 23 2009
Washington, DC
122

SUPPL

ORBIS SA

ul. Bracka 16
00-028 Warszawa, Polska
Tel.: (+48 22) 829 39 39
Fax: (+48 22) 827 33 01
E-mail: orbissa@orbis.pl

Infolinia:
0 801 606 606, 0 502 805 805
www.orbis.pl, www.orbisonline.pl

zarejestrowana w Sądzie Rejonowym
dla m.st. Warszawy,
XII Wydział Gospodarczy,
KRS Rejestr Przedsiębiorców 0000022622,
kapitał zakładowy: 92.154.016 zł
(wpłacony w całości),
NIP 526-025-04-69.
Nr konta: BH S.A. I O/W-wa
04 1030 1508 0000 0005 0301 6001

Sofitel
Novotel
Mercure
Ibis
Orbis Hotels
Etap

United States Securities
and Exchange Commission
Washington D.C. 20549
USA

Ref.: 82-5025

09047401

Dear Sirs,

Please find enclosed the condensed stand-alone and the condensed consolidated interim financial statements no 3/2009 for the third quarter of 2009.

Best regards

Marcin Szewczykowski
Member of the Management Board

11/30

82- 5025

Orbis Capital Group

Quarterly Financial Report QSr 3/2009

Containing:

- selected financial figures
- the condensed consolidated interim financial statements of the Orbis Group as at September 30, 2009 and for 9 and 3 months ended September 30, 2009
- the condensed stand-alone interim financial statements of Orbis S.A. as at September 30, 2009 and for 9 and 3 months ended September 30, 2009

Orbis Capital Group

SELECTED FINANCIAL FIGURES

	in PLN '000		in EUR '000	
	9 months ended on September 30, 2009	9 months ended on September 30, 2008	9 months ended on September 30, 2009	9 months ended on September 30, 2008
CONSOLIDATED INCOME STATEMENT				
Net sales of services	787 281	906 106	178 956	264 580
Operating profit	24 598	68 474	5 591	19 994
Net profit/loss for the period	(3 546)	41 806	(806)	12 207
Net profit/loss attributable to equity holders of the parent	(2 887)	41 798	(656)	12 205
CONSOLIDATED STATEMENT OF CASH FLOWS				
Net cash flow from operating activity	179 238	131 438	40 742	38 379
Net cash flow from investing activities	(90 223)	(232 533)	(20 508)	(67 899)
Net cash flow from financing activities	(29 330)	67 156	(6 667)	19 609
Net cash flow, total	59 685	(33 939)	13 567	(9 910)
PROFIT/LOSS PER COMMON SHARE (IN PLN)				
Profit/loss per share attributable to the equity holders of the Company for the period	(0,06)	0,91	(0,01)	0,25

	in PLN '000		in EUR '000	
	balance as at September 30, 2009	balance as at December 31, 2008	balance as at September 30, 2009	balance as at December 31, 2008
CONSOLIDATED STATEMENT OF FINANCIAL POSITION				
Non-current assets	2 223 000	2 252 073	526 453	539 755
Current assets	292 664	238 724	69 309	57 215
Total equity	1 803 332	1 806 758	427 067	433 026
Shareholders' equity attributable to equity holders of the parent	1 802 548	1 805 317	426 881	432 681
Non-current liabilities	380 355	374 436	90 076	89 741
Current liabilities	335 399	314 843	79 429	75 458

Orbis Spółka Akcyjna

SELECTED FINANCIAL FIGURES

	in PLN' 000		in EUR' 000	
	9 months ended on September 30, 2009	9 months ended on September 30, 2008	9 months ended on September 30, 2009	9 months ended on September 30, 2008
INCOME STATEMENT				
Net sales of services	429 286	478 269	97 581	139 653
Operating profit	37 218	74 484	8 460	21 749
Net profit for the period	19 105	52 847	4 343	15 431
STATEMENT OF CASH FLOWS				
Net cash flow from operating activity	134 328	70 837	30 534	20 684
Net cash used in investing activities	(18 692)	(114 731)	(4 249)	(33 501)
Net cash used in financing activities	(56 853)	62 521	(12 923)	18 256
Net cash flow, total	58 783	18 627	13 362	5 439
PROFIT PER ORDINARY SHARE (IN PLN)				
Profit per share for the period	0,41	1,15	0,09	0,33

	in PLN' 000		in EUR' 000	
	balance as at September 30, 2009	balance as at June 30, 2009	balance as at September 30, 2009	balance as at June 30, 2009
STATEMENT OF FINANCIAL POSITION				
Non-current assets	2 181 374	2 230 137	516 595	534 497
Current assets	182 296	183 079	43 172	43 879
Shareholders' equity	1 727 218	1 708 113	409 041	409 384
Non-current liabilities	354 883	367 374	84 044	88 049
Current liabilities	281 569	337 729	66 681	80 944

ORBIS GROUP

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as at September 30, 2009 and for 9 and 3 months ended on September 30, 2009

(all amounts are quoted in PLN thousands, unless otherwise stated)

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

as at September 30, 2009, June 30, 2009, December 31, 2008 and September 30, 2008

Assets	balance as at September 30, 2009	balance as at June 30, 2009	balance as at December 31, 2008	balance as at September 30, 2008
Non-current assets	**2 223 000**	**2 240 047**	**2 252 073**	**2 202 712**
Property, plant and equipment	2 051 843	2 073 690	2 087 148	2 039 191
Intangible assets, of which:	111 859	111 817	111 276	110 947
- goodwill	108 328	108 328	108 328	108 328
Investment in an associated company consolidated using the equity method of accounting	8 033	8 088	8 971	8 138
Available-for-sale financial assets	1 935	1 935	1 935	1 935
Other financial assets	1 785	1 792	2 315	2 148
Investment property	42 700	38 228	38 731	38 981
Other long-term investments	552	552	552	552
Deferred income tax assets	4 293	3 945	1 145	820
Current assets	**292 664**	**289 382**	**238 724**	**284 188**
Inventories	8 059	7 763	7 161	10 711
Trade receivables	130 284	115 856	67 357	113 625
Income tax receivables	363	168	7 745	661
Other short-term receivables	28 535	51 612	90 723	86 778
Cash and cash equivalents	125 423	113 983	65 738	72 413
Non-current assets held for sale	**3 422**	**3 594**	**5 240**	**13 368**
Total assets	**2 519 086**	**2 533 023**	**2 496 037**	**2 500 268**

(all amounts are quoted in PLN thousands, unless otherwise stated)

CONSOLIDATED STATEMENT OF FINANCIAL POSITION, continued

as at September 30, 2009, June 30, 2009, December 31, 2008 and September 30, 2008

Equity and Liabilities	balance as at September 30, 2009	balance as at June 30, 2009	balance as at December 31, 2008	balance as at September 30, 2008
Total equity	**1 803 332**	**1 795 183**	**1 806 758**	**1 821 326**
Capital and reserves attributable to equity holders of the Company	**1 802 548**	**1 794 301**	**1 805 317**	**1 819 494**
Share capital	517 754	517 754	517 754	517 754
Other capital	133 333	133 333	133 333	133 333
Retained earnings	1 151 444	1 142 856	1 154 331	1 169 610
Foreign currency translation reserve	17	358	(101)	(1 203)
Minority holdings	**784**	**882**	**1 441**	**1 832**
Non-current liabilities	**380 355**	**381 223**	**374 436**	**370 441**
Borrowings	283 668	283 634	283 567	283 967
Deferred income tax liability	47 428	47 719	52 556	47 804
Other non current liabilities	13 215	13 824	2 147	3 021
Provision for pension and similar benefits	36 024	36 026	36 146	35 628
Provisions for liabilities	20	20	20	21
Current liabilities	**335 399**	**356 617**	**314 843**	**308 501**
Borrowings	141 191	146 303	150 156	97 040
Trade payables	93 195	92 566	81 915	86 060
Current income tax liabilities	3 916	4 214	26	6 840
Other current liabilities	86 775	103 579	70 514	109 519
Provision for pension and similar benefits	7 072	7 086	7 038	6 633
Provisions for liabilities	3 250	2 869	5 194	2 409
Total equity and liabilities	**2 519 086**	**2 533 023**	**2 496 037**	**2 500 268**

(all amounts are quoted in PLN thousands, unless otherwise stated)

CONSOLIDATED INCOME STATEMENT

for 9 months and for 3 months ended on September 30, 2009 with comparable figures for the year 2008

	3 months ended on September 30, 2009	9 months ended on September 30, 2009	3 months ended on September 30, 2008	9 months ended on September 30, 2008
Net sales of services	314 033	787 281	355 989	906 106
Net sales of products, merchandise and raw materials	1 429	3 574	1 208	3 291
Cost of services, products, merchandise and raw materials sold	(242 011)	(616 382)	(264 153)	(674 580)
Gross profit on sales	**73 451**	**174 473**	**93 044**	**234 817**
Other operating income	1 886	9 196	3 803	9 275
Distribution & marketing expenses	(17 659)	(42 839)	(20 363)	(47 559)
Overheads & administrative expenses	(35 096)	(103 940)	(39 681)	(118 689)
Other operating expenses	(2 870)	(12 292)	(3 229)	(9 370)
Operating profit	**19 712**	**24 598**	**33 574**	**68 474**
Profit (loss) on sale of part or total holdings in subsidiaries, affiliates and associated companies	0	0	(319)	(319)
Financial expenses	(4 722)	(18 652)	(6 109)	(15 502)
Share in net profits/loss of subsidiaries, affiliates and associated companies	(54)	(938)	(208)	71
Profit before tax	**14 936**	**5 008**	**26 938**	**52 724**
Income tax expense	(6 447)	(8 554)	(5 505)	(10 918)
Net profit/loss for the period	**8 489**	**(3 546)**	**21 433**	**41 806**
Ascribed to:				
Shareholders of the controlling company	8 588	(2 887)	21 145	41 798
Minority shareholders	(99)	(659)	288	8
	8 489	**(3 546)**	**21 433**	**41 806**

Total profit/loss for the period relates to continued operations.

Profit/loss per common share (in PLN)

Profit/loss per share attributable to the equity holders of the Company for the period	0,19	(0,06)	0,46	0,91

(all amounts are quoted in PLN thousands, unless otherwise stated)

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

for 9 months and for 3 months ended on September 30, 2009 with comparable figures for the year 2008

	3 months ended on September 30, 2009	9 months ended on September 30, 2009	3 months ended on September 30, 2008	9 months ended on September 30, 2008
Net profit/loss for the period	**8 489**	**(3 546)**	**21 433**	**41 806**
Gains/losses on exchange differences on translation	(341)	118	(58)	(355)
Other embraced income and expensive	1	2	0	0
Other comprehensive income/ loss before tax	**(340)**	**120**	**(58)**	**(355)**
Income tax expense from other comprehensive income	0	0	0	0
Other comprehensive income/loss after tax	**(340)**	**120**	**(58)**	**(355)**
Total comprehensive income/ loss for the period	**8 149**	**(3 426)**	**21 375**	**41 451**
Ascribed to:				
Shareholders of the controlling company	8 247	(2 769)	21 087	41 443
Minority shareholders	(98)	(657)	288	8
	8 149	**(3 426)**	**21 375**	**41 451**

(all amounts are quoted in PLN thousands, unless otherwise stated)

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

for 9 months and for 3 months ended on September 30, 2009 with comparable figures for the year 2008

	Capital attributable to equity holders of the Company					
	Share capital	Other capital	Retained earnings	Gains/losses on exchange differences on translation	Minority interests	Total
Twelve months ended on December 31, 2008						
Balance as at January 1, 2008	**517 754**	**133 333**	**1 146 243**	**(848)**	**1 824**	**1 798 306**
- profit (loss) for the period	0	0	26 519	0	(407)	**26 112**
- other embraced income and expensive	0	0	0	747	24	**771**
Total comprehensive income/loss	**0**	**0**	**26 519**	**747**	**(383)**	**26 883**
- dividends	0	0	(18 431)	0	0	**(18 431)**
Balance as at December 31, 2008	**517 754**	**133 333**	**1 154 331**	**(101)**	**1 441**	**1 806 758**
of which: nine months ended on September 30, 2008						
Balance as at January 1, 2008	**517 754**	**133 333**	**1 146 243**	**(848)**	**1 824**	**1 798 306**
- profit (loss) for the period	0	0	41 798	0	8	**41 806**
- other embraced income and expensive	0	0	0	(355)	0	**(355)**
Total comprehensive income/loss	**0**	**0**	**41 798**	**(355)**	**8**	**41 451**
- dividends	0	0	(18 431)	0	0	**(18 431)**
Balance as at September 30, 2008	**517 754**	**133 333**	**1 169 610**	**(1 203)**	**1 832**	**1 821 326**
Nine months ended on September 30, 2009						
Balance as at January 1, 2009	**517 754**	**133 333**	**1 154 331**	**(101)**	**1 441**	**1 806 758**
- profit (loss) for the period	0	0	(2 887)	0	(659)	**(3 546)**
- other embraced income and expensive	0	0	0	118	2	**120**
Total comprehensive income/loss	**0**	**0**	**(2 887)**	**118**	**(657)**	**(3 426)**
- dividends	0	0	0	0	0	**0**
Balance as at September 30, 2009	**517 754**	**133 333**	**1 151 444**	**17**	**784**	**1 803 332**
of which: three months ended on September 30, 2009						
Balance as at July 1, 2009	**517 754**	**133 333**	**1 142 856**	**358**	**882**	**1 795 183**
- profit (loss) for the period	0	0	8 588	0	(99)	**8 489**
- other embraced income and expensive	0	0	0	(341)	1	**(340)**
Total recognised income	**0**	**0**	**8 588**	**(341)**	**(98)**	**8 149**
dividends	0	0	0	0	0	**0**
Balance as at September 30, 2009	**517 754**	**133 333**	**1 151 444**	**17**	**784**	**1 803 332**

(all amounts are quoted in PLN thousands, unless otherwise stated)

CONSOLIDATED STATEMENT OF CASH FLOWS

for 9 months and for 3 months ended on September 30, 2009 with comparable figures for the year 2008

	3 months ended on September 30, 2009	9 months ended on September 30, 2009	3 months ended on September 30, 2008	9 months ended on September 30, 2008
OPERATING ACTIVITIES				
Profit before tax	**14 936**	**5 008**	**26 938**	**52 724**
Adjustments:	**35 561**	**180 038**	**35 929**	**108 799**
Share in net profit /loss of companies consolidated using the equity method of accounting	54	938	208	(71)
Depreciation and amortization	45 395	131 456	45 613	130 530
(Gain) loss on foreign exchange differences	(567)	674	404	129
Interests	5 190	17 757	5 728	15 038
Profit/loss on investing activity	170	1 100	1 265	563
Change in receivables	1 736	(20 547)	(11 097)	(90 967)
Change in current liabilities, excluding borrowings	(15 883)	50 581	(5 085)	57 930
Change in provisions	365	(2 032)	(88)	(975)
Change in inventories	(296)	(898)	1 090	(1 308)
Other adjustments	(603)	1 009	(2 109)	(2 070)
Cash from operating activities	**50 497**	**185 046**	**62 867**	**161 523**
Income tax paid	(7 812)	(5 808)	(11 473)	(30 085)
Net cash flow from operating activities	**42 685**	**179 238**	**51 394**	**131 438**
INVESTING ACTIVITIES				
Proceeds from sale of property, plant and equipment and intangible assets	5 249	23 405	3 300	13 206
Proceeds from sale of shares in related entities	0	0	131	131
Proceeds from sale of short-term securities	0	0	1 098	19 081
Interests received	1	4	2	19
Purchase of property, plant and equipment and intangible assets	(25 769)	(112 297)	(79 142)	(249 737)
Purchase of related entities	(293)	(1 112)	(1 410)	(2 652)
Purchase of short-term securities	0	0	(1 098)	(12 081)
Loans granted to related parties	0	0	(500)	(500)
Other investing cash flow	(41)	(223)	0	0
Net cash flow from investing activities	**(20 853)**	**(90 223)**	**(77 619)**	**(232 533)**
FINANCING ACTIVITIES				
Proceeds from borrowings	0	4 517	53 578	123 591
Repayment of borrowings	(4 473)	(11 478)	(4 982)	(25 285)
Interest payment	(5 274)	(20 472)	(1 960)	(10 212)
Dividends paid to Shareholders	0	0	(18 431)	(18 431)
Financial lease payments	(645)	(1 897)	(650)	(2 056)
Other financial cash flow	0	0	(303)	(451)
Net cash flow from financing activities	**(10 392)**	**(29 330)**	**27 252**	**67 156**
Change in cash and cash equivalents	**11 440**	**59 685**	**1 027**	**(33 939)**
Cash and cash equivalents at the beginning of period	**113 983**	**65 738**	**71 386**	**106 352**
Cash and cash equivalents at the end of period	**125 423**	**125 423**	**72 413**	**72 413**
of which those with restricted availability	0	0	97	97

NOTES
TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS OF THE ORBIS GROUP
AS AT SEPTEMBER 30, 2009 AND FOR 9 AND 3 MONTHS ENDED SEPTEMBER 30, 2009

TABLE OF CONTENTS

1. BACKGROUND

The company **Orbis S.A.** with its corporate seat in Warsaw, at Bracka 16 Street is registered in the District Court for the Capital City of Warsaw, XII Business Department, with the number KRS 22622. According to the Polish Classification of Business Activity [PKD], the Company's business operations are classified under section H, item 5510Z.

Orbis S.A. is Poland's largest hotel company that employs 3 thousand persons (average employment level in full-time jobs) and operates a network of 41 hotels (8 326 rooms) in 27 major cities, towns and resorts in Poland. Orbis S.A. manages two other hotels. Company hotels function under the following brands: Sofitel, Novotel, Mercure, Holiday Inn and Orbis Hotels. Additionally, the Company owns eight Etap-branded hotels and one Mercure hotel, operated by its subsidiary Hekon Hotele Ekonomiczne S.A.

Orbis S.A. leads the Orbis Group formed of companies from the hotel, tourist, transport and games of chance sectors. Along with its subsidiaries: Hekon-Hotele Ekonomiczne S.A., Polskie Biuro Podróży Orbis Sp. z o.o., Orbis Transport Sp. z o.o. and its associate Orbis Casino Sp. z o.o., Orbis S.A. forms the largest tourist and hotel organization in Poland and Central Europe.

Major companies of the Orbis Group:

Hekon – Hotele Ekonomiczne S.A. operates Poland's largest network of economy hotels comprising: nine Ibis hotels, eight Etaps, two Novotels and one Mercure hotel. Moreover, the company operates Novotel Vilnius in Vilnius, Lithuania, through its subsidiary UAB Hekon. In aggregate, the company's hotels offer 2 857 rooms in 11 towns in Poland and 159 rooms in the hotel in Vilnius. Furthermore, the company manages the Ibis Stare Miasto in Warsaw under a management contract.

Polskie Biuro Podróży Orbis Sp. z o.o. is a major organizer of outgoing, incoming and domestic traffic. In addition, the company specializes in business trips services and acts also as an agent in the sales of transport tickets.

Orbis Transport Sp. z o.o. is a major Polish carrier in the international coach connections segment and is a leading company on the short-term and long-term car rental market. The car rental activity is pursued on the basis of license agreements with Hertz Rent a Car and Hertz Lease.

The complete list of companies is published in point 3.1 of this report. Changes in the Orbis Group structure that have occurred since the publication of last financial statements are presented in point 3.2 of this report.

These condensed consolidated interim financial statements have been **prepared as at September 30, 2009 and for 9 and 3 months ended September 30, 2009.**

The presented condensed interim consolidated financial statements are in compliance with the International Financial Reporting Standards approved by the European Union, issued and valid on the date of these financial statements, including International Accounting Standard 34 "Interim Financial Reporting".

The principal accounting policies applied in the preparation of the consolidated financial statements are set out in note 2.1 to the annual consolidated financial statements for 2008, and did not undergo any substantial modifications, except for changes resulting from amendments of regulations, discussed in note 1.2 to the condensed consolidated interim financial statements of the Orbis Group for the semi-annual period of 2009. The accounting policies have been consistently applied to all the years presented in the financial statements. Changes as compared to the figures presented previously are disclosed in point 11 of these financial statements.

The consolidated financial statements have been prepared on the assumption that the Parent Company and the Group companies will continue as a going concern in the foreseeable future. The functional and presentation currency is the Polish Zloty. All financial figures are quoted in PLN thousand, unless otherwise stated.

(all amounts are quoted in PLN thousand, unless otherwise stated)

2. IMPORTANT EVENTS AND FACTORS AFFECTING FINANCIAL PERFORMANCE OF THE GROUP

2.1 Major events of the current quarter

- The results of the Orbis Group for the 3rd quarter of 2009 are still impacted by the economic crisis, which the Group is attempting to neutralize by way of a cost-curbing program.
- A successful promotional campaign allowed the Orbis Hotel Group to generate revenues for the third quarter of 2009 at a level nearing the figure reported in the corresponding period of the past year. The result is attributable to good occupancy rate and the number of roomnights sold, coupled with a lower average room rate.
- The Orbis Hotel Group has continued its investment projects planned for the year 2009. An Etap hotel, offering 83 rooms to guests, was opened in Toruń in the third quarter. The Skalny Hotel in Karpacz was modernized and resumed its operations under the Mercure brand.

Jean-Philippe Savoye, Orbis S.A. President, comments:

The net profit reported in the 3rd quarter of the year may indeed be a reason for satisfaction, especially given that it was attained in economic environment which is very demanding upon the hospitality industry and tourism. Poland's relatively good macroeconomic performance as compared to the rest of Europe does not, however, reflect the scale of household and business savings on travel and events. We should also bear in mind that more than half of our guests are foreigners, on whom the crisis had a much greater impact.

The revenues reported by the Orbis Hotel Group equal to PLN 195 million, which is close to the past year's figure. Accordingly, the net profit exceeded PLN 12 million and the EBITDA reached PLN 58,2 million. In the opinion of the Management Board, the Group is on the right track to attain the EBITDA forecast for 2009, i.e. PLN 180 million.

The hotels have taken advantage of a certain degree of revival in the leisure segment during summer months. It was possible, amongst others, thanks to operative promotional programs and revenue management strategy. However, at present the downward trend continues and it is difficult to predict its sudden reversal in upcoming months. Such stance is confirmed by our in-depth studies of the hotel market in Poland and other European countries.

The condition of our subsidiary companies is varied. Orbis Transport has definitely improved its profitability and attained a net profit of more than PLN 3.7 million for the quarter, despite its revenues being somewhat smaller than in the past year. It is attributable to a change of routes and frequency of international couch connections; however, corporate savings reduced the number of rented cars and new car lease contracts.

A weak Polish Zloty and pessimistic consumer mood had an adverse impact upon the performance of travel agencies. It has particularly severely affected Orbis Travel, which is undergoing a deep restructuring. As compared to the exceptionally good season in 2008, the revenues of Orbis Travel fell by 30% in the third quarter and its net loss reached PLN 2.3 million. The company continues its cost optimizing efforts, as a result of which the employment level has been radically reduced by ¼ as compared to the past year.

The Hotel Group continues a cost cutback scheme estimated at approximately PLN 20 million for 2009, of which to date PLN 15 million has already been attained. Savings undertaken since the end of 2008 will generate effects in the coming quarters. Given the meager prospects of hospitality industry for 2010, the Management Board of the Company will as one of its priorities focus on the company's financial stability. Due to that fact one can expect a further reduction of capital expenditure for expansion and modernization of the Hotel Group in 2010.

(all amounts are quoted in PLN thousand, unless otherwise stated)

2.2 Factors significant for the development of the Group

2.2.1 External factors

Economic growth. The level and rate of growth of the GDP is the basic factor determining demand in the tourist and hotel sector. According to preliminary projections of the Ministry of Finance, the growth in gross domestic product in the third quarter of 2009 stood at approx. 1.0% against past year's 5.0% (biznes.onet.pl "MF assesses Q3 GDP growth at approx. 1%" of October 8, 2009).

Currency rates. The EUR/PLN exchange rate exerts a substantial impact on the level of demand in the hotel department, foreign incoming traffic department and the Rent a Car segment. In the third quarter of 2009 we witnessed further depreciation of the Polish zloty against foreign currencies. According to data of the National Bank of Poland, in the third quarter of 2009 the average EUR/PLN rate was PLN 4.200 and was higher than the average EUR/PLN rate in the third quarter of 2008 by 27,02%. A weaker Polish zloty adversely impacts profits from sales in the foreign outgoing traffic segment in which PBP Orbis Sp. z o.o. operates, at the same time rendering Polish hotels more attractive for foreign tourists.

Tourist traffic – The Institute of Tourism published estimated figures on the incoming and outgoing traffic in the semi-annual period of 2009. In the semi-annual period of 2009, 18.4 million Poles were reported to have gone abroad (by approx. 25% less than in the first half of 2008). 25.74 million foreigners came to Poland (by 11% less than in the corresponding period of 2008) in the same period. The number of tourist arrivals in this 6-month period is estimated at 5 million (by approx. 15% less than in the semi-annual period of 2008). In the first half of 2009, the structure of purposes of stays in Poland did not change, and is invariably dominated by business and leisure trips.

2.2.2 Internal factors

INVESTMENT PROGRAM OF THE GROUP

In nine months of 2009 The **Orbis Group** invested **PLN 99 323 thousand.**

Name of the entity	9 months ended Sept. 30, 2009	9 months ended Sept. 30, 2008	% change 2009/2008
Orbis Hotel Group*	63 922	172 979	-63,05%
PBP Orbis Sp. z o.o.	749	1 042	-28,12%
Orbis Transport Group	34 652	58 396	-40,66%
Orbis Group	**99 323**	**232 417**	**-57,27%**

* in the Orbis Hotel Group presented figures include prepayments for investments

In the three quarters of 2009, the **Orbis Hotel Group** expended **PLN 63 922 thousand** (of which PLN 45 173 thousand was spent by Orbis S.A.) on property, plant and equipment.

In the first half of 2009, construction works continued in the Ibis hotel in Kielce and the hotel was opened in May this year. In the presented period, construction works were also carried out in Etap and Ibis hotels in Kraków as well as in the Etap hotel in Toruń. **The hotel in Toruń** was rendered operative in the third quarter of 2009. By virtue of the Management Board's decision construction works in Kraków hotels have been suspended. The works will be resumed once market conditions justify completion of these projects.

(all amounts are quoted in PLN thousand, unless otherwise stated)

In the third quarter of 2009, major modernization works were performed in the following hotels:

- Comprehensive modernization of the **Mercure Hevelius hotel in Gdańsk** was completed. Thoroughly refurbished hotel offers 281 modernly designed rooms, conference rooms and fitness room. In operation under the Mercure brand since 2001, this hotel has been modernized in accordance with state-of-the-art Mercure trends.

- Following a thorough modernization, the **Skalny hotel in Karpacz** was affiliated with the Mercure network. Operating under a new brand, the hotel has renovated interiors and a new facade of the building, and offers 148 rooms for guests, as well as a swimming pool, sauna, solarium, tennis courts and a ski rental service.

Works in the remaining hotels were of a smaller-scale and were limited to those works that were necessary to maintain the standard. In terms of IT, implementation of the project of Orbis hotels' systemic incorporation into the automatic reservation system (TARS) of the Accor network continues.

Capital expenditure in **PBP Orbis Sp. z o.o.** amounted to **PLN 749 thousand** in three quarters of 2009 and was designated for essential replacement of computer hardware (stationary and portable computers, printers and servers).

In three quarters of 2009, capital expenditure in the **Orbis Transport Group** amounted to **PLN 34 652 thousand,** of which PLN 33 157 thousand was earmarked for the purchase of vehicles for the long-term and short-term rental business of the parent company. The remaining amount was designated, among others, for the purchase of coaches for the transportation business.

EMPLOYMENT

The average employment in the Orbis Group as at the end of September 2009 was **4 962** full-time jobs and was by 4.98% lower as compared to the same period in the past year. This level of employment is attributable mainly to PBP Orbis Sp z o.o. that reported a 25.7% drop in employment, being an outcome of the Company restructuring process commenced in 2008 and improved employment effectiveness.
Employment in the Orbis Hotel Group and Orbis Transport Group decreased slightly. In the Orbis Hotel Group, reduction in the number of full-time jobs was reported in Orbis S.A. as a consequence of reorganization of regional offices and the Head Office as well as liquidation of the Motel in Wrocław. However, employment went up in Hekon-Hotele Ekonomiczne y/y as a result of opening of new hotels. In the Orbis Transport Group, reduction of employment in the administration departments of Orbis Transport Sp. z o.o. was set off by hiring new drivers to provide transportation services in the city of Gdańsk in the company PKS Gdańsk Sp. z o.o.

Average employment in the Orbis Group (in full-time jobs)

Name of the entity	9 months ended Sept. 30, 2009	9 months ended Sept. 30, 2008	% change 2009/2008
Orbis Hotel Group	3 711	3 811	-2,62%
PBP Orbis Sp. z o.o.	407	548	-25,73%
Orbis Transport Group	844	863	-2,20%
Orbis Group	**4 962**	**5 222**	**-4,98%**

(all amounts are quoted in PLN thousand, unless otherwise stated)

2.2.3 Prospects for the forthcoming quarters

Economic situation in Poland. In October 2009, economists' projections expressed more economic optimism. Economists believe that Polish economy will avoid recession. Presently, the economic growth in the fourth quarter of 2009 is projected at 1.4% on average. Similarly optimistic are forecasts of the growth in the gross domestic product for the entire 2009 (up by 1.3%) and for the year 2010 (growth by 1.8%). According to the European Bank for Reconstruction and Development, in the current year Poland's performance will be the best in the Central Europe region, and our economy has proved to be the most resilient to the credit crisis that has been detrimental for other countries. Nevertheless, our economy has not resisted the global slowdown. According to Polish analysts, investments should not be expected to go up before the end of the first half of 2010. There are signals indicating that companies proceed only with projects launched before the crisis or with those that they consider necessary. We may expect the economy to accelerate in 2011, as the EURO 2012 Championship that Poland is to host will considerably drive development and intensify investment activity (biznes.onet.pl "2010 Budget Bill" of September 29, 2009, biznes.onet.pl "Polish GDP in 2009 according to EBRD" of October 15, 2009, Rzeczpospolita daily "Economic optimism comes back" of October 19, 2009).

Tourist traffic. According to global sources, the tourist market will shrink predominantly in 2009; the following year is expected to bring a growth. In the current year, the highest decline in traffic will affect Europe, and the most substantial drops in demand will be reported in business travel, outgoing traffic and tourist investments. Indices projected for Poland by the WTTC and the Institute of Tourism are better than the indices for the world and Europe, although the number of arrivals of foreign guests and Poles' trips abroad is projected to decline further. Only domestic tourism is to cast some brighter light on the scene. The majority of market segments may experience growths as early as in 2010, and perform at the level reported in 2008. This, however, does not apply to tourist arrivals from Germany as this market's abreaction will last until 2012. However, decreases in tourist traffic may turn out to be much higher than projected because the actual scale and effects of the crisis are not known yet ("Impact on the global economic crisis on the condition and development prospects of the tourist sector in Poland", Department of Tourism of the Ministry of Sport and Tourism, June 2009).

2.2.4 The Management Board's position concerning the opportunities for the execution of previously published forecasts

In connection with publication of the financial statements for the third quarter of 2009, the Management Board of Orbis S.A. comments on the 2009 EBITDA projected for the Orbis Hotel Group composed of Orbis S.A., Hekon – Hotele Ekonomiczne S.A., UAB Hekon and Orbis Kontrakty Sp. z o.o. The updated projection, disclosed in the current report no. 25/2009, provides for attainment of the aggregate 2009 EBITDA for the Orbis Hotel Group of PLN 180 million. After elimination of one-off events, the EBITDA for 9 months of 2009 is equal to PLN 139 150 thousand. In the Management Board's opinion as at the date of publication of these financial statements there occur no circumstances that might impede attainment of the published projected figures, unless declines in the tourist traffic prove higher than assumed.

(all amounts are quoted in PLN thousand, unless otherwise stated)

3. COMPANIES FORMING THE GROUP

3.1 Companies forming the group and its affiliates as at September 30, 2009

Subsidiaries: name and address	% share in equity	% of votes at the GM	core business	Associates: name and address	% share in equity	% of votes at the GM	core business
Hekon Hotele Ekonomiczne S.A.	directly 100%	directly 100%	hotel, food&beverage	Orbis Casino Sp. z o.o.	directly 33,33%	directly 33,33%	games & gambling
Wioska Turystyczna Wilkasy Sp. z o.o.	directly 100%	directly 100%	hotel, food&beverage				
Orbis Travel Incoming Sp. z o.o., in organization*	directly 100%	directly 100%	tourism, transport, hotel, food&beverage				
Orbis Travel Sp. z o.o., in organization*	directly 100%	directly 100%	tourism, transport, hotel, food&beverage				
Orbis Travel Corporate Sp. z o.o., in organization*	directly 100%	directly 100%	tourism, transport, hotel, food&beverage				
Orbis Transport Sp. z o.o.	directly 98,88%; indirectly 0,17%	directly 98,88%; indirectly 0,17%	transport				
PBP Orbis Sp. z o.o.	directly 95,08%	directly 95,08%	tourism				
Orbis Kontrakty Sp. z o.o.	directly 80%; indirectly 20%	directly 80%; indirectly 20%	organization of purchases				
UAB Hekon	indirectly 100%	indirectly 100%	hotel, food&beverage				
PKS Tarnobrzeg Sp. z o.o.	indirectly 99,05%	indirectly 99,05%	transport				
PKS Gdańsk Sp. z o.o.	indirectly 99,05%	indirectly 99,05%	transport				
Inter Bus Sp. z o.o.	indirectly 99,05%	indirectly 99,05%	coach transport				
Capital Parking Sp. z o.o.	indirectly 99,05%	indirectly 99,05%	rental of parking lots				
PMKS Sp. z o.o.	indirectly 70,82%	indirectly 70,82%	city transport				

*the Companies were not registered in the National Court Register [KRS] as at September 30, 2009.

The Orbis Hotel Group is composed of the parent company Orbis S.A. and its subsidiaries Hekon – Hotele Ekonomiczne S.A., Orbis Kontrakty Sp. z o.o. and UAB Hekon. Orbis Transport Sp. z o.o. leads the Orbis Transport Group composed of: Capital Parking Sp. z o.o, Inter Bus Sp. z o.o, PKS Gdańsk Sp. z o.o., PKS Tarnobrzeg Sp. z o.o. and PMKS Sp. z o.o.

(all amounts are quoted in PLN thousand, unless otherwise stated)

3.2 Changes in the group's structure and their effect, including business combinations, acquisition and disposal of subsidiaries as well as long-term investments

Three new companies, with registered addresses in Warsaw, were established in September 2009: Orbis Travel Incoming Sp. z o.o., Orbis Travel Sp. z o.o. and Orbis Travel Corporate Sp. z o.o. Orbis S.A. acquired 100% holding in the share capital of each of the companies. In October 2009, Orbis Travel Incoming Sp. z o.o. and Orbis Travel Sp. z o.o. were entered in the National Court Register [KRS]. Registration of the third company, Orbis Travel Corporate Sp. z o.o., took place in November 2009.

Other events:

- **Orbis Casino Sp. z o.o.** – on March 23, 2009 the share capital of Orbis Casino Sp. z o.o. was increased from PLN 4 800 thousand to PLN 7 800 thousand by establishing 6 000 new shares with the nominal value of PLN 500 each. The Company appropriated funds from its supplementary capital for this purpose. The newly established shares are vested in shareholders in proportion to their current holdings and do not require to be taken up. Consequently, the percentage holding of present shareholders, including Orbis S.A., in the Company's share capital did not change. The increase of the capital was registered in the National Court Register [KRS] on August 31, 2009.

- **Orbis S.A.** – on September 3, 2009 the „Agreement establishing the Orbis Tax Group" was executed. The Orbis Tax Group will comprise the companies Orbis S.A. and Hekon – Hotele Ekonomiczne S.A. The agreement will be in force for three tax years, i.e. until December 31, 2012. The agreement was registered in the competent revenue office (decision dated October 28, 2009).

- **Wioska Turystyczna Wilkasy Sp. z o.o.** – on August 26, 2009 amendments to the Company's Deed were registered in the National Court Register [KRS]. The amendments provide, among others, for reduction of the Company's governing bodies to include the Management Board and the Meeting of Shareholders only. Thereby, the Supervisory Board ceased to be the Company's governing body as from August 26, 2009.

3.3 Companies eliminated from consolidation

Subsidiaries and associates which are not material to the balance sheet total and the net revenues of the Group are not consolidated. The table below presents companies that have not been consolidated.

Companies eliminated from consolidation	% share in equity	% share in the Group's net revenues	% share in the Group's balance sheet total
Wioska Turystyczna Wilkasy Sp. z o.o.	100,00%	0,23%	0,18%
PMKS Sp. z o.o.	70,82%	0,41%	0,13%
TOTAL		**0,64%**	**0,31%**

(all amounts are quoted in PLN thousand, unless otherwise stated)

4. INCOME STATEMENT OF THE GROUP

4.1 Income statement of the Orbis Group

	3 months ended Sept. 30, 2009	3 months ended Sept. 30, 2008	% change 2009/2008	9 months ended Sept. 30, 2009	9 months ended Sept. 30, 2008	% change 2009/2008
Net sales of products, merchandise and raw materials	315 462	357 197	-11,68%	790 855	909 397	-13,04%
*% share in total revenues**	99,41%	99,03%		98,85%	99,02%	
Cost of products, merchandise and raw materials sold	(242 011)	(264 153)	-8,38%	(616 382)	(674 580)	-8,63%
Distribution & marketing expenses	(17 659)	(20 363)	-13,28%	(42 839)	(47 559)	-9,92%
Overheads & administrative expenses	(35 096)	(39 681)	-11,55%	(103 940)	(118 689)	-12,43%
of which:						
-depreciation & amortization	(45 395)	(45 613)	-0,48%	(131 456)	(130 530)	0,71%
- staff costs	(68 084)	(73 032)	-6,78%	(205 329)	(220 660)	-6,95%
- outsourced services	(112 083)	(132 515)	-15,42%	(241 697)	(295 724)	-18,27%
*% share in total costs***	97,49%	97,11%		96,10%	97,09%	
Other operating income	1 886	3 803	-50,41%	9 196	9 275	-0,85%
Other operating expenses	(2 870)	(3 229)	-11,12%	(12 292)	(9 370)	31,18%
Operating profit/loss - EBIT	**19 712**	**33 574**	**-41,29%**	**24 598**	**68 474**	**-64,08%**
Gain (loss) on sale of subsidiaries and associates	0	(319)	-	0	(319)	-
Finance expenses	(4 722)	(6 109)	-22,70%	(18 652)	(15 502)	20,32%
Share of net profits/losses of associates	(54)	(208)	-74,04%	(938)	71	-
Profit/loss before tax	**14 936**	**26 938**	**-44,55%**	**5 008**	**52 724**	**-90,50%**
Income tax	(6 447)	(5 505)	17,11%	(8 554)	(10 918)	-21,65%
Net profit/loss	**8 489**	**21 433**	**-60,39%**	**(3 546)**	**41 806**	**-**
EBITDA	**65 107**	**79 187**	**-17,78%**	**156 054**	**199 004**	**-21,58%**
EBITDA margin (EBITDA/Revenues)	20,64%	22,17%	-1,53pp	19,73%	21,88%	-2,15pp
Comprehensive income/loss for the period	**8 149**	**21 375**	**-61,88%**	**(3 426)**	**41 451**	**-**

* *Total revenues mean the sum of sales as well as other operating and finance income.*

** *Total costs mean the sum of cost of products, merchandise and raw materials sold, distribution & marketing expenses, overheads & administrative expenses as well as other operating and finance expenses.*

In the third quarter of 2009, the Orbis Group generated **sales** at a lower level than in the corresponding period of 2008.

Traditionally, in view of the scale of business, the most considerable impact on the level of sales was exerted by the **Orbis Hotel Group,** which reported a slight decline in revenues in the third quarter of 2009 as compared to the third quarter of 2008. Such good performance, despite effects of the global economic crisis, is attributable, among others, to the promotional campaign effectively carried out in holiday months.

Revenues generated by the **Orbis Transport Group** in the third quarter of 2009 differed only slightly from the figure reported in the corresponding quarter last year. The Group's revenues in the long-term car rental segment were at a similar level as in the third quarter of 2008 as a result of maintained number of vehicles used in the Hertz Lease line of business. However, revenues declined in the short-term rental and coach transport segments.

(all amounts are quoted in PLN thousand, unless otherwise stated)

In the Orbis Group, the most considerable fall in sales against the third quarter of 2008 was reported by **PBP Orbis Sp. z o.o.**, which is an effect of economic crisis around the world that has particularly affected the tourist industry. The worst performance was reported by the foreign outgoing traffic segment, predominantly as a result of depreciation of the Polish currency against USD and EUR and a decline in the number of individual clients.

The economic crisis and, consequently, a decrease in revenues forced the companies forming the Orbis Group to curb the majority of costs categories. Measures taken as early as at the beginning of 2009, with an aim to search for savings were also continued during the third quarter of 2009.

Lower **cost of products, merchandise and raw materials sold** in the third quarter of 2009 compared to the same period of 2008 are mainly an outcome of a more effective human resources management and renegotiated contracts with sub-contractors. The decline in **distribution & marketing expenses** was attributable, first and foremost, to lower cost of fees for affiliation with hotel systems, that depend on the level of sales. On the other hand, lower **overheads & administrative expenses** are a result of **savings programs savings,** focusing on outsourced services and staff costs, implemented in each company.

Other operating income declined substantially in the third quarter of 2009 as compared to the corresponding period of 2008, which is an outcome of a growth in interest on deposits in Orbis S.A. and a lower amount of compensations received from insurers on account of post-accident repairs and lower foreign exchange gains accrued on business operations in Orbis Transport Sp. z o.o. in the current quarter of 2009 than in the third quarter of the past year. This item for the three quarters of 2009 ytd remained at a similar level against the comparable period of 2008.
A similar interdependence is reported also in **other operating expenses**. A considerable growth in expenses was reported by Orbis S.A., which resulted chiefly from set up provisions for termination benefits payable due to the company's restructuring (liquidation of the Grand hotel in Łódź and the Beskid hotel in Nowy Sącz) and a loss incurred on the sale of property, plant and equipment in Orbis Transport Sp. z o.o.

Despite difficult market conditions, in the third quarter of 2009 the Orbis Group generated an operating profit (**EBIT**) of **PLN 19 712 thousand** and a positive **EBITDA** that amounted to **PLN 65 107 thousand.**

There was no **finance income,** whereas **finance expenses** of the Group, comprising mainly interest on borrowings, reported a decline in the third quarter of 2009 as compared to the corresponding period of 2008, but went up for the three quarters of 2009 y/y.

In the setting of all the above described factors, in the third quarter of 2009 the Group generated **a net profit** of **PLN 8 489 thousand.**

(all amounts are quoted in PLN thousand, unless otherwise stated)

Results of the entities forming the Orbis Group

Name of the entity	3 months ended Sept.30, 2009	3 months ended Sept.30, 2008	% change 2009/2008	9 months ended Sept. 30, 2009	9 months ended Sept. 30, 2008	% change 2009/2008
	Orbis Hotel Group					
Net sales	195 551	201 379	-2,89%	536 772	586 743	-8,52%
EBIT	21 917	27 228	-19,51%	20 097	70 079	-71,32%
EBITDA	58 211	63 363	-8,13%	124 650	174 376	-28,52%
EBITDA adjusted	58 211	63 363	-8,13%	139 150	174 376	-20,20%
Net profit/loss	12 300	17 793	-30,87%	671	46 174	-98,55%
	PBP Orbis Sp. z o.o.					
Net sales	81 279	117 391	-30,76%	142 149	212 325	-33,05%
EBIT	(2 056)	8 032	-	(12 157)	1 348	-
EBITDA	(1 445)	8 749	-	(10 219)	3 486	-
Net profit/loss	(2 269)	6 303	-	(12 547)	972	-
	Orbis Transport Group					
Net sales	44 749	46 247	-3,24%	125 778	130 369	-3,52%
EBIT	3 706	(1 032)	-	7 077	439	1512,07%
EBITDA	12 216	7 742	57,79%	32 096	24 582	30,57%
Net profit/loss	1 249	(2 482)	-	1 349	(4 119)	-

EBIT represents operating profit (loss).
EBITDA represents operating profit (loss) before depreciation and amortization.
EBITDA adjusted represents EBITDA excluding the effects of one-off events (here: revaluation of financial non-current assets)

4.2 Operating results of the Orbis Hotel Group

Operating ratios of the Orbis Hotel Group in the third quarter of 2009*

	3 months ended Sept.30, 2009	3 months ended Sept.30, 2008	% change 2009/2008	9 months ended Sept. 30, 2009	9 months ended Sept. 30, 2008	% change 2009/2008
Occupancy rate	56,30%	58,00%	-1,70pp	48,50%	55,30%	-6,80pp
Average Room Rate (ARR) in PLN (ex VAT)	217,8	227,4	-4,22%	229,2	231,0	-0,78%
Revenue per Available Room (RevPAR) in PLN	122,6	132,0	-7,12%	111,2	127,8	-12,99%
Number of roomnights sold	585 487	586 732	-0,21%	1 486 489	1 626 473	-8,61%
Number of rooms	11 342	10 832	4,71%	11 342	10 832	4,71%
% structure of roomnights sold			**change in % pts**			**change in % pts**
Poles	46%	41%	5,00pp	49%	45%	4,00pp
Foreigners	54%	59%	-5,00pp	51%	55%	-4,00pp
Business clients	52%	57%	-5,00pp	60%	64%	-4,00pp
Tourists	48%	43%	5,00pp	40%	36%	4,00pp

* The table presents results of Orbis S.A., Hekon-Hotele Ekonomiczne S.A. and UAB Hekon.

In the third quarter of 2009, the Hotel Group reported a slight decline in the occupancy rate and the number of roomnights sold as compared to the corresponding period of 2008. The attained good, given the economic slowdown, ratios are attributable among others to a successful promotional campaign in the Group's hotels. However, the attractive offer contributed to a fall in the Average Room Rate and lower Revenue per Available Room in the current quarter as compared to the third quarter of 2008. As at the end of the third quarter of 2009 the Hotel Group reported a growth in the number of rooms as compared to the corresponding period of 2008, due to the opening of three Etap

(all amounts are quoted in PLN thousand, unless otherwise stated)

hotels (including one in the third quarter), one Ibis-branded hotel (first half of 2009) and as a result of full opening of the Mercure Grand hotel to guests.

4.3 Operating results of PBP Orbis Sp. z o.o.

	3 months ended Sept.30, 2009	3 months ended Sept.30, 2008	% change 2009/2008	9 months ended Sept. 30, 2009	9 months ended Sept. 30, 2008	% change 2009/2008
Number of PBP Orbis clients	138 599	284744	-51,33%	384 628	811 343	-52,59%
Number of participants in trips abroad purchased at or organized by PBP Orbis	29 699	45421	-34,61%	55 032	74 460	-26,09%
Number of foreign tourists who came to Poland with PBP Orbis (total tourists serviced by the Incoming Tour Operator and branch offices)	18 425	21 935	-16,00%	31 555	50 313	-37,28%

Similarly to the preceding periods, PBP Orbis Sp. z o.o. reported worse operating results in the third quarter of 2009 as compared to the corresponding period of 2008. The number of PBP Orbis clients follows a negative, downwards trend, prevailing since the beginning of the current year. This is an effect of unfavorable economic environment in Poland and around the world that restrict consumption capabilities of potential clients. Furthermore, the drop in the number of serviced clients results from the Company's withdrawal from the sale of non-profitable products, chiefly railway tickets for individual clients. As a consequence of a growth in the costs of travel, resulting from the weak Polish zloty, and lower demand for tourist services the company generated an operating loss for both the third quarter of 2009 and 9 months of 2009 ytd.

4.4 Operating results of the Orbis Transport Group

	3 months ended Sept.30, 2009	3 months ended Sept.30, 2008	% change 2009/2008	9 months ended Sept. 30, 2009	9 months ended Sept. 30, 2008	% change 2009/2008
Number of passengers carried by Orbis Transport Group coaches	982 318	1 040 161	-5,56%	2 872 916	3 104 835	-7,47%
Mileage of Orbis Transport Group coaches	6 299 348	7 743 283	-18,65%	17 681 810	22 042 954	-19,78%
Number of rental car/days in Hertz RaC	15 446	19 953	-22,59%	39 895	51 585	-22,66%
Number of cars leased by Hertz Lease (new agreements)	86	207	-58,45%	387	619	-37,48%

The Orbis Transport Group reported a decline in the operating results in the coach transport segment in the third quarter of 2009 as compared to the third quarter of 2008. The decline in the number of carried passengers was, to a large extent, brought about by growing competition on the part of small, frequently one-person, transport companies. On the other hand, the fall in the mileage results from reorganization of time schedules in terms of routes and frequency as an effect of on-going profitability analysis carried out since 2008. During the same period, the short-term car rental business reported a decrease in the number of rental car/days as a result of reduction of expenditure on business trips by economic operators. Similarly, the Hertz Lease business reported a decline in the number of newly leased cars as a result of reduced capital expenditure in many companies. Despite the foregoing, in the third quarter of 2009 this line of business generated revenues at a similar level as in the third quarter of 2008, predominantly because the number of agreements (new agreements and agreements executed in preceding periods) was maintained at the same level as in the corresponding period of 2008.

(all amounts are quoted in PLN thousand, unless otherwise stated)

4.5 Segment revenue and segment result for individual business segments

The following net sales, costs and results of segments are calculated based on the value before consolidation adjustments in accordance with IAS 14.

	3 months ended Sept. 30, 2009	3 months ended Sept. 30, 2008	% change 2009 / 2008	3 months ended Sept. 30, 2009	3 months ended Sept. 30, 2008	% change 2009 / 2008	3 months ended Sept. 30, 2009	3 months ended Sept. 30, 2008	% change 2009 / 2008
	Sales to external clients			Inter-segment sales			Total sales		
Hotels & Restaurants*	189 977	193 899	-2,02%	4 982	6 542	-23,85%	194 959	200 441	-2,73%
Tourism	81 069	117 067	-30,75%	210	324	-35,19%	81 279	117 391	-30,76%
Transport	43 824	45 293	-3,24%	954	954	0,00%	44 778	46 247	-3,18%
Segment - total	314 870	356 259	-11,62%	6 146	7 820	-21,41%	321 016	364 079	-11,83%
Unallocated activities	592	938	-36,89%	(6 146)	(7 820)	21,41%	(5 554)	(6 882)	19,30%
Group - total	315 462	357 197	-11,68%	0	0	0,00%	315 462	357 197	-11,68%

	9 months ended Sept. 30, 2009	9 months ended Sept. 30, 2008	% change 2009 / 2008	9 months ended Sept. 30, 2009	9 months ended Sept. 30, 2008	% change 2009 / 2008	9 months ended Sept. 30, 2009	9 months ended Sept. 30, 2008	% change 2009 / 2008
	Sales to external clients			Inter-segment sales			Total sales		
Hotels & Restaurants*	523 164	567 889	-7,88%	10 721	16 256	-34,05%	533 885	584 145	-8,60%
Tourism	141 535	211 243	-33,00%	614	1 082	-43,25%	142 149	212 325	-33,05%
Transport	123 269	127 667	-3,44%	2 509	2 702	-7,14%	125 778	130 369	-3,52%
Segment - total	787 968	906 799	-13,10%	13 844	20 040	-30,92%	801 812	926 839	-13,49%
Unallocated activities	2 887	2 598	11,12%	(13 844)	(20 040)	30,92%	(10 957)	(17 442)	37,18%
Group - total	790 855	909 397	-13,04%	0	0	0,00%	790 855	909 397	-13,04%

	3 months ended Sept. 30, 2009	3 months ended Sept. 30, 2008	% change 2009 / 2008	9 months ended Sept. 30, 2009	9 months ended Sept. 30, 2008	% change 2009 / 2008
	Segment result			Segment result		
Hotels & Restaurants**	50 895	55 670	-8,58%	119 124	156 867	-24,06%
Tourism	(1 730)	13 317	-	(4 102)	18 358	-
Transport	7 063	3 598	96,30%	16 126	11 836	36,25%
Segment - total	56 228	72 585	-22,53%	131 148	187 061	-29,89%
Unallocated activities	(47 739)	(51 152)	6,67%	(134 694)	(145 255)	7,27%
Group - total	8 489	21 433	-60,39%	(3 546)	41 806	-

* The sales of the „Hotels & Restaurants" segment do not include: revenues from rental of investment property and sale of trademarks, presented in the sales of the Orbis Hotel Group (point 4.1 of this report).

** The result of the „Hotels & Restaurants" segment includes sales and cost of products, merchandise and raw materials sold, less the result on rental of investment property and sale of trademarks, and the distribution & marketing expenses of the Hotel Group.

(all amounts are quoted in PLN thousand, unless otherwise stated)

4.6 Seasonality or cyclicality of operations

Sales of the Orbis Group throughout the year are plagued by seasonality. Usually, major value of sales is generated during the third quarter of the year. The second quarter of the year is the second best in terms of contribution to sales volume, while the fourth quarter is ranked as the third, and the first quarter as the last, in terms of sales. The same cycle of input contributed by individual quarters of the year to annual sales is observed in all business segments.

Below we present sales generated in respective business segments over the span of two years.

	Hotels & Restaurants		Tourism		Transport		Segments - total	
	Sales of products, merchandise and raw materials	**Sales - % share during the last 4 quarters**	**Sales of products, merchandise and raw materials**	**Sales - % share during the last 4 quarters**	**Sales of products, merchandise and raw materials**	**Sales - % share during the last 4 quarters**	**Sales of products, merchandise and raw materials**	**Sales - % share during the last 4 quarters**
IV quarter 2007	183 797	23,9%	40 434	16,8%	47 031	26,7%	271 262	22,9%
I quarter 2008	161 792	21,0%	29 610	12,5%	39 970	22,4%	231 372	19,5%
II quarter 2008	221 912	28,4%	65 324	26,7%	44 152	24,8%	331 388	27,6%
III quarter 2008	200 441	26,1%	117 391	46,4%	46 247	26,1%	364 079	30,4%
IV quarter 2008	185 542	24,1%	45 698	17,7%	40 418	23,7%	271 658	22,7%
I quarter 2009	146 984	19,5%	18 298	7,4%	39 808	23,3%	205 090	17,5%
II quarter 2009	191 942	26,5%	42 572	19,0%	41 221	24,6%	275 735	24,7%
III quarter 2009	194 959	27,1%	81 279	43,3%	44 749	26,9%	320 987	29,9%

(all amounts are quoted in PLN thousand, unless otherwise stated)

5. STATEMENT OF FINANCIAL POSITION OF THE GROUP

	As at Sept.30, 2009	As at June 30, 2009	% change in 3 months ended on Sept. 30, 2009	As at Dec.31, 2008	% change in 9 months ended on Sept. 30, 2009	As at Sept 30, 2008	% change in 12 months ended on Sept. 30, 2009
Non-current assets	2 223 000	2 240 047	-0,76%	2 252 073	-1,29%	2 202 712	0,92%
% share in the balance sheet total	*88,25%*	*88,43%*		*90,23%*		*88,10%*	
Current assets	292 664	289 382	1,13%	238 724	22,60%	284 188	2,98%
% share in the balance sheet total	*11,62%*	*11,42%*		*9,56%*		*11,37%*	
Non-current assets classified as held for sale	3 422	3 594	-4,79%	5 240	-34,69%	13 368	-74,40%
% share in the balance sheet total	*0,14%*	*0,14%*		*0,21%*		*0,53%*	
TOTAL ASSETS	**2 519 086**	**2 533 023**	**-0,55%**	**2 496 037**	**0,92%**	**2 500 268**	**0,75%**
Equity attributable to the parent company	1 802 548	1 794 301	0,46%	1 805 317	-0,15%	1 819 494	-0,93%
% share in the balance sheet total	*71,56%*	*70,84%*		*72,33%*		*72,77%*	
Minority interest	784	882	-11,11%	1 441	-45,59%	1 832	-57,21%
% share in the balance sheet total	*0,03%*	*0,03%*		*0,06%*		*0,07%*	
Non-current liabilities	380 355	381 223	-0,23%	374 436	1,58%	370 441	2,68%
of which: borrowings	283 668	283 634	0,01%	283 567	0,04%	283 967	-0,11%
% share in the balance sheet total	*15,10%*	*15,05%*		*15,00%*		*14,82%*	
Current liabilities	335 399	356 617	-5,95%	314 843	6,53%	308 501	8,72%
of which: borrowings	141 191	146 303	-3,49%	150 156	-5,97%	97 040	45,50%
% share in the balance sheet total	*13,31%*	*14,08%*		*12,61%*		*12,34%*	
TOTAL EQUITY AND LIABILITIES	**2 519 086**	**2 533 023**	**-0,55%**	**2 496 037**	**0,92%**	**2 500 268**	**0,75%**
Ratio of borrowings to total equity attributable to the parent company	23,57%	23,96%	-0,39pp	24,02%	-0,45pp	20,94%	2,63pp
Debt ratio (total liabilities/total assets ratio)	28,41%	29,13%	-0,72pp	27,61%	0,80pp	27,15%	1,26pp

5.1 Non-current assets

Non-current assets are dominated by **property, plant and equipment**, with the most significant items including: hotel buildings as well as land and rights to perpetual usufruct of land. In the twelve-month period, the value of this item remained at a more or less the same level, which is a result of expenditure on tangible assets that in 2009 were lower due to reduced scale of investments and accrued depreciation.

5.2 Current assets

Current assets are dominated by two items, namely Trade receivables and Cash and cash equivalents. **Trade receivables**, the most sizeable item in terms of value, are impacted by the level of turnover in the hotel, transport and travel services businesses. Other factors that influenced, yet to a lesser extent, the balance of trade receivables include the economic crisis that may bring about liquidity problems in certain clients. The second largest item is **cash and cash equivalents**. This results predominantly from lower capital expenditure in all the Group companies. On the other hand, **other current receivables** follow a downwards trend during the presented periods. This is an opposite

(all amounts are quoted in PLN thousand, unless otherwise stated)

effect of transactions that favorably increased cash and cash equivalents. Furthermore, settlements of guarantee deposit and guarantees for outgoing traffic events declined dramatically in PBP Sp. z o.o.

5.3 Non-current liabilities

No major changes were reported in the **borrowings** item during the reporting periods. Two other significant items include the **deferred income tax liability** and the **provision for pension and similar benefits.** The former declined gradually predominantly owing to the difference between the book value and tax value of property, plant and equipment, while no substantial changes were reported in the latter as compared to preceding periods.

5.4 Current liabilities

The current liabilities item is dominated by **borrowings**. As at the end of the third quarter of 2009, the value of borrowings decreased slightly against the second quarter of 2009 due, among others, the decline in the limit on overdrafts in Orbis Transport Sp. z o.o. and PBP Orbis Sp. z o.o. The increase in this item during the 12-month period was brought among others, by reclassification of the long-term loan of PLN 94 million by Orbis S.A. coupled with a simultaneous repayment of a loan installment of PLN 39 million. The second largest item is **trade payables** that are affected chiefly by seasonal fluctuations in turnover in market segments in which the Group operates. **Other current liabilities**, another considerable component of this group, went down systematically during the year as a result of gradual decrease accrued expenses and settlement of prepayments and advances in Orbis S.A. and PBP Orbis Sp. z o.o.

5.5 Borrowings

Creditor		amount of borrowing outstanding as at the balance sheet date, i.e. Sept. 30, 2009		curernt borrowings	non-current borrowings	
		PLN	CHF		maturity 1-3 years	maturity above 3 years
Fixed-Term Loans Agreement with Bank Handlowy w Warszawie S.A. and Société Générale S.A. Branch in Poland (Main Appointed Arrangers) and Bank Zachodni WBK and Calyon (Arrangers)		378 528		96 110	188 234	94 184
Societe Generale S.A.	overdraft	994		994	0	0
Societe Generale S.A.	working capital loan (CHF)	11 929	4 264	11 929	0	0
Kredyt Bank SA	overdraft	24 395		24 395	0	0
Kredyt Bank SA	investment loan	1 250		625	625	0
Kredyt Bank SA	investment loan	1 250		625	625	0
Societe Generale S.A.	overdraft	6 513		6 513	0	0
TOTAL:		**424 859**	**4 264**	**141 191**	**189 484**	**94 184**

(all amounts are quoted in PLN thousand, unless otherwise stated)

5.6 Changes in estimates of amounts

Major estimates of amounts	As at Sept. 30, 2009 (change in 3 months of 2009)	As at June 30, 2009 (change in 6 months of 2009)	% change in 3 months ended on Sept. 30, 2009	As at Dec. 31, 2008 (change in 3 months of 2008)	% change in 9 months ended on Sept. 30, 2009	As at Sept. 30, 2008 (change in 3 months of 2008)	% change in 12 months ended on Sept. 30, 2009
DEFERRED INCOME TAX LIABILITY AND ASSETS*							
1. Deferred income tax liability	47 428	47 719	-0,61%	52 556	-9,76%	47 804	-0,79%
2. Deferred income tax assets	4 293	3 945	8,82%	1 145	274,93%	820	423,54%
PROVISIONS FOR LIABILITIES							
1. Provision for jubilee awards and retirement benefits	**43 096**	**43 112**	**-0,04%**	**43 184**	**-0,20%**	**42 261**	**1,98%**
opening balance	43 112	43 184		42 261		42 016	
- created	1 901	2 723		1 838		1 528	
- used	(1 917)	(2 795)		(915)		(1 283)	
- released		0		0		0	
closing balance	43 096	43 112		43 184		42 261	
2. Provision for restructuring costs	**1 722**	**676**	**154,73%**	**2 072**	**-16,89%**	**0**	**-**
opening balance	676	2 072		0		0	
- created	1 056	538		2 072		0	
- used	(10)	(1 934)		0		0	
- released	0	0		0		0	
closing balance	1 722	676		2 072		0	
IMPAIRMENT OF ASSETS							
1. Impairment of financial non-current assets	**3 981**	**3 981**	**0,00%**	**3 985**	**-0,10%**	**3 985**	**-0,10%**
opening balance	3 981	3 985		3 985		3 985	
- created	0	0		0		0	
- used	0	(4)		0		0	
- reversed	0	0		0		0	
closing balance	3 981	3 981		3 985		3 985	
2. Impairment of property, plant and equipment	**416 363**	**416 813**	**-0,11%**	**418 963**	**-0,62%**	**429 305**	**-3,01%**
opening balance	416 813	418 963		429 305		429 354	
- created	0	898		8 141		0	
- transferred	0	0		0		0	
- used	(80)	(2 991)		(349)		(49)	
- reversed	(370)	(57)		(18 134)		0	
closing balance	416 363	416 813		418 963		429 305	

* The deferred income tax liability and assets:
- as at September 30, 2008 and December 31, 2008 are presented according to their final balance in tax groups and in each company that does not belong to these groups
- as at June 30, 2009 and September 30, 2009 are presented according to their final balance in each company.

(all amounts are quoted in PLN thousand, unless otherwise stated)

5.7 Contingent assets and liabilities, including sureties for borrowings or guarantees issued in the group

Contingent liabilities

Orbis S.A.

Title	Beneficiary	Debtor/nature of relations	Validity date	Amount as at the balance sheet date	Change in the amount in 3 months ended Sept. 30, 2009	Financial terms and other remarks
Surety for liabilities of the company Orbis Casino Sp. z o.o. that may arise under the guarantees issued by the bank under framework agreement No. 5/2005 dated Dec. 6, 2005	PKO BP SA	Orbis Casino Sp. z o.o.- associated company	Feb. 9, 2012	2 000	0	Validity date corresponds to the guarantee validity date.
Surety for liabilities of the company Orbis Casino Sp. z o.o. that may arise under the overdraft facility granted by the bank under agreement No. 270-1/10/RB/2005 dated Dec. 9, 2005, annex No. 1 of Dec. 4, 2006	PKO BP SA	Orbis Casino Sp. z o.o.- associated company	Dec. 7, 2010	2 000	0	Validity date corresponds to the date of validity of declaration on submission to the enforcement procedure, the term of the surety is indefinite
Surety for liabilities of the company Orbis Casino Sp. z o.o. that may arise under the investment loan granted by the bank under agreement No. 202-129/3/II/11/2005 dated Dec. 22, 2005	PKO BP SA	Orbis Casino Sp. z o.o.- associated company	Dec. 31, 2012	1 000	0	Validity date corresponds to the date of validity of declaration on submission to the enforcement procedure, the term of the surety is indefinite
Bank guarantee no. 1308/2008/FIN dated August 20, 2008 issued by Société Générale, as requested by Orbis S.A., to guarantee timely payment of financial liabilities of the company Polskie Biuro Podróży Orbis Sp. z o.o. due to IATA Members; the bank received the original of the guarantee along with annex no. 1 and on July 14, 2009 derecognized the guarantee from books.	International Air Transport Association (IATA), Branch in Poland	PBP Orbis Sp. z o.o., subsidiary of Orbis S.A., requested the guarantee	Feb. 22, 2010	0	(7 767)	Orbis SA committed to submit to the enforcement procedure up to PLN 7,767 thousand by virtue of which the Bank may request that the bank writ of execution be declared enforceable within three months as of the guarantee expiry date (Nov. 22, 2009) or as of the date of payment under the guarantee.
Joint and several surety for liabilities of the company Orbis Transport Sp. z o.o. that may arise under a loan granted by the bank under the Short-Term Loan Agreement no. 2009/005 dated Jan. 30, 2009, as amended by Annex no. 1 dated March 3, 2009	Société Générale SA Branch in Poland	Orbis Transport Sp z o.o. - subsidiary company	Feb. 15, 2010	30 000	0	Orbis SA committed to submit to the enforcement procedure up to PLN 30,000 thousand by virtue of which the Bank may request that the bank writ of execution be declared enforceable until Feb. 30, 2010.
Joint and several surety for liabilities of the company Orbis Transport Sp. z o.o. that may arise under a loan granted by the bank under the Working Capital Facility Agreement no. 1611022WS07120700 dated Jan. 31, 2008, as amended by Annex no. 3 dated Feb. 27, 2009.	Kredyt Bank SA	Orbis Transport Sp z o.o. - subsidiary company	Jan. 31, 2011	50 000	0	Validity date corresponds to the surety validity date. Orbis SA committed to submit to the enforcement procedure by virtue of which the Bank may request that the bank writ of execution be declared enforceable until Jan. 31, 2011
Surety for a blank promissory note without protest, issued by Polskie Biuro Podróży Orbis Sp. z o.o. as requested by SIGNAL IDUNA Polskie Towarzystwo Ubezpieczeń SA to secure recourse claims under the guarantee issued under the Agreement for Tourist Insurance Guarantee no. M 159373 entered into on Nov. 26, 2008	SIGNAL IDUNA Polskie Towarzystwo Ubezpieczeń SA	Polskie Biuro Podróży Orbis Sp. z o. o.- subsidiary company	June 29, 2010	8 160	0	The guarantee is valid until Dec. 31, 2009. The Beneficiary may seek claims, if any, within up to 180 days following the last day of the guarantee validity; securities will be released by the Guarantor after expiry of the guarantee, unless a payment under the guarantee is made or in case the security needs to be used.
Joint and several surety for liabilities of the company Polskie Biuro Podróży Orbis Sp. z o.o. that may arise under a loan granted by the bank under the Short-Term Loan Agreement no. 2009/004 dated Jan. 28, 2009 and annex no. 1 and amended surety agreement dated August 28, 2009.	Société Générale SA Branch in Poland	Polskie Biuro Podróży Orbis Sp. z o. o.- subsidiary company	Jan. 15, 2010	18 000	6 000	Orbis SA committed to submit to the enforcement procedure up to PLN 18,000 thousand by virtue of which the Bank may request that the bank writ of execution be declared enforceable until Jan. 31, 2010
			TOTAL:	**111 160**	**(1 767)**	

(all amounts are quoted in PLN thousand, unless otherwise stated)

Hekon Hotele Ekonomiczne S.A.

Title	Beneficiary	Debtor/nature of relations	Validity date	Amount as at the balance sheet date	Change in the amount in 3 months ended Sept. 30, 2009	Financial terms and other remarks
Guarantee in respect of bank borrowings of PLN 500 million	Bank Handlowy and Société Générale (main appointed arrangers), BZ WBK Caylon (arrangers)	ORBIS S.A.	7 years with 2 options of extension of maturity by another year	378 528	(38)	the guarantee covers 120% of the loan ie max. PLN 600 mn of borrowings
		Total Hekon Hotele Ekonomiczne		**378 528**	**(38)**	

PKS Gdańsk Sp. z o.o.

Title	Beneficiary	Debtor/nature of relations	Validity date	Amount as at the balance sheet date	Change in the amount in 3 months ended Sept. 30, 2009	Financial terms and other remarks
Security for the surety given by TUiR S.A. for the benefit of PKS Gdańsk Sp. z o.o.	TUiR S.A.	PKS Gdańsk Sp. z o.o.	Dec. 31, 2009	378	0	blank promissory note, PLN 100 thousand blocked on the bank account until mortgage is established on the real property; after establishment of the mortgage - assignment of rights under property insurance policy
		Total PKS Gdańsk		**378**	**0**	

Orbis Transport Sp. z o.o.

Title	Beneficiary	Debtor/nature of relations	Validity date	Amount as at the balance sheet date	Change in the amount in 3 months ended Sept. 30, 2009	Financial terms and other remarks
Security for a bill of exchange issued to secure repayment of liabilities under lease agreement with SG Equipment Leasing Polska Sp. z o.o.	SG Equipment Leasing Polska Sp. z o.o.	PKS Gdańsk Sp. z o.o.	Feb. 1, 2017	21 154	(671)	As a security for payment of liabilities under the agreement no. 24444, a joint cap mortgage was established on the real property at 3 Maja 12 street in Gdansk up to the cap of PLN 11 516 thousand. Moreover, in connection with the execution of the lease agreement, the rights under an insurance policy covering the real property were assigned up to the value of PLN 1 048 thousand.
Security by Orbis Transport for two promissory notes issued by Inter Bus as a security for repayment of liabilities on account of assignment contracts under two leasing agreements executed on Dec. 21, 2006, between VFS Usł.Finans. Polska and Orbis Transport	VFS Usługi finansowe Polska Sp. z o.o.	Inter Bus Sp. z o.o.	Jan. 11, 2010	229	(254)	Two blank promossory notes
		Total Orbis Transport		**21 383**	**(925)**	

	Amount as at the balance sheet date	Change in the amount in 3 months ended Sept. 30, 2009
TOTAL Contingent liabilities	**511 449**	**(2 730)**
including surety for borrowings or guarantees issued within the Group:	506 449	(2 730)

(all amounts are quoted in PLN thousand, unless otherwise stated)

Contingent assets

PBP Orbis Sp. z o.o.

Title	Grantor	Debtor/nature of relations	Validity date	Amount as at the balance sheet date	Change in the amount in 3 months ended Sept. 30, 2009	Financial terms and other remarks
Bank guarantee	Blue City Sp. z o.o.		March 31, 2010	15	0	
Insurance guarantee	SIGNAL IDUNA PTU S.A.		Dec. 31, 2009	8 160	0	
		TOTAL Contingent assets:		**8 175**	**0**	

6. STATEMENT OF CASH FLOWS OF THE GROUP

	3 months ended Sept.30, 2009	3 months ended Sept.30, 2008	% change 2009/2008	9 months ended Sept. 30, 2009	9 months ended Sept. 30, 2008	% change 2009/2008
Cash flows from operating activities	42 685	51 394	-16,95%	179 238	131 438	36,37%
Cash flows from investing activities	(20 853)	(77 619)	-73,13%	(90 223)	(232 533)	-61,20%
Cash flows from financing activities	(10 392)	27 252	-	(29 330)	67 156	-
Total net cash flows	**11 440**	**1 027**	1013,92%	**59 685**	**(33 939)**	-
Cash and cash equivalents at the end of the period	125 423	72 413	73,21%	125 423	72 413	73,21%

In the third quarter of the current quarter, the Orbis Group reported positive net cash flows operating activities. Net cash flows from these activities offset the negative balance from investing and financing activities and, consequently, the Group reported a surplus of cash and closed the period with a positive value of net cash flows. In the three quarters of the year ytd net cash flows were also positive owing to flows from operating activities.

6.1 Operating activities

In the third quarter of 2009, the Orbis Group reported positive cash flows from operating activities. In the third quarter the most substantial positive adjustment was depreciation/amortization, while the biggest negative adjustment was change in current liabilities, save for borrowings. In the setting of the same level of adjustments in both reporting periods, it was the result generated in the third quarter of 2009 that considerably impacted cash flows from operating activities of the Orbis Group, bringing them down. At the same time, during 9 months ytd the Group reported higher positive cash flows than a year ago, despite lesser impact of the generated net result. Adjustment due to change in receivables, with its amount being a result of VAT tax refunded to Orbis S.A. in the first quarter of 2009, was decisive in this respect.

6.2 Investing activities

In the third quarter of 2009, the Orbis Group attained negative cash flows from investing activities. Effects of the global economic crisis suffered in this period brought about changes in investment plans and a decline in expenditure for property, plant and equipment in the Orbis as compared to the corresponding period of 2008. Positive proceeds from investing activities originated from the sale of property, plant and equipment, predominantly means of transport, by Orbis Transport Sp. z o.o.

(all amounts are quoted in PLN thousand, unless otherwise stated)

6.3 Financing activities

In the third quarter of 2009 the Orbis Group generated negative cash flows from financing activities. This result was most considerably impacted by Orbis S.A. that had utilized tranches of a fixed-term investment loan in the previous financial year, and in the current period limited its financing activities to payment of interest. However, borrowings were taken and repaid by subsidiary companies of the Orbis Group: PBP Orbis Sp. z o.o. and Orbis Transport Sp. z o.o.

7. STATEMENT OF CHANGES IN THE GROUP'S EQUITY AND DIVIDENDS

	As at Sept. 30, 2009	As at June 30, 2009	% change in 3 months ended on Sept. 30, 2009	As at Dec. 31, 2008	% change in 9 months ended on Sept. 30, 2009	As at Sept. 30, 2008	% change in 12 months ended on Sept. 30, 2009
Share capital	517 754	517 754	0,00%	517 754	0,00%	517 754	0,00%
Other reserves	133 333	133 333	0,00%	133 333	0,00%	133 333	0,00%
Retained earnings	1 151 444	1 142 856	0,75%	1 154 331	-0,25%	1 169 610	-1,55%
Exchange differences on translating foreign operations	17	358	-95,25%	(101)	-	(1 203)	-
Equity attributable to equity holders of the parent company	**1 802 548**	**1 794 301**	**0,46%**	**1 805 317**	**-0,15%**	**1 819 494**	**-0,93%**
Minority interests	784	882	**-11,11%**	1 441	**-45,59%**	1 832	**-57,21%**
Equity	**1 803 332**	**1 795 183**	**0,45%**	**1 806 758**	**-0,19%**	**1 821 326**	**-0,99%**

The level of share capital remained unchanged as at the end of the third quarter of 2009.

Amounts derived from the sale of Orbis S.A. shares above their nominal value and revaluations of investments are posted under other reserves. In the quarter under discussion, other reserves did not change.

The change in retained earnings in the third quarter of 2009 was brought about predominantly by the booking of net profit attributable to the parent company for the current financial period in the amount of **PLN 8 588 thousand**. The remaining part of the result and other comprehensive income decreased minority interests by a total of **PLN 98 thousand**.

Exchange differences on translating foreign operations consist of differences on consolidation of the company UAB Hekon.

8. IMPACT OF NON-RECURRING AND ONE-OFF EVENTS

No major non-recurring or one-off events took place in the 9-month periods ended September 30, 2009 and September 30, 2008.

9. ISSUANCES, REPURCHASES AND REPAYMENTS OF DEBT AND EQUITY SECURITIES

No issuances, repurchases and repayments of debt and equity securities occurred in the period covered by these financial statements.

(all amounts are quoted in PLN thousand, unless otherwise stated)

10. RELATED PARTY TRANSACTIONS

SIGNIFICANT TRANSACTIONS IN THE GROUP

In the period of 9 months of 2009, the Orbis Group executed the following significant transactions with related parties:

Accor Polska Sp. z o.o.

	revenues	expenses	receivables	payables	major items
2009	1 068	11 903	407	4 451	license fee, management
2008	1 504	12 856	813	4 675	license fee, management

other companies from Accor Group

	expenses	payables	capital expenditure	balance of prepayments - capex	major items
2009	4 585	4 207	3 358	20	access to the reservation system, use of IT applications, guarantee fee, investments
2008	1 333	6	1 399	650	access to the reservation system, use of IT applications, guarantee fee, investments

INTRA-GROUP TRANSACTIONS, CONSOLIDATION ELIMINATIONS

The list of eliminations from group consolidation is presented in the table below:

as at September 30, 2009	Orbis S.A.	Hekon S.A.	UAB Hekon	Orbis Kontrakty Sp. z o.o.	PBP Orbis Group	Orbis Transport Group	Total eliminations
Receivables	**48 758**	**112 805**	**0**	**102**	**31**	**330**	**162 026**
Payables	**112 633**	**5 459**	**0**	**24**	**4 140**	**39 770**	**162 026**
Non-current assets	**3 878**	**(7 912)**	**0**	**0**	**5 328**	**(7 443)**	**(6 149)**
Retained earnings, of which:	**(58 429)**	**35 198**	**0**	**9 127**	**5 893**	**2 062**	**(6 149)**
Expenses	12 449	11 783	0	74	9 091	3 942	37 339
Revenues	(66 648)	(12 554)	0	(580)	(3 198)	(2 545)	(85 525)

The most significant transactions in the third quarter of 2009 that concerned:

- lease of hotel properties, mutually provided services, interest on loans granted between Orbis S.A. and Hekon – Hotele Ekonomiczne S.A.
- sale of real properties by PBP Orbis Sp. z o.o. to Hekon – Hotele Ekonomiczne S.A.

Considering the 9-month period on the year-to-date basis, granted loans and dividends paid out in the Group should be taken into account.

(all amounts are quoted in PLN thousand, unless otherwise stated)

11. CHANGES IN ACCOUNTING POLICIES

The following items of the published, consolidated balance sheet of the Orbis Group for the third quarter of 2008 changed as a result of adjustment made in the Orbis Transport Group that related to presentation of results generated on in-kind contributions and hyperinflationary valuation of share capital: property, plant and equipment – decline by PLN 2 669 thousand, equity – decline by PLN 2 021 thousand, deferred income tax liability – decline by PLN 648 thousand.

Below presented is reconciliation of the consolidated balance sheet as at September 30, 2008 after adjustments made:

Assets as at Sept. 30, 2008	Figures presented in the financial statements as at Sept. 30, 2008	Adjustments	Adjusted figures presented in the financial statements as at Sept. 30, 2008
Non-current assets	**2 205 381**	**(2 669)**	**2 202 712**
Property, plant and equipment	2 041 860	(2 669)	2 039 191
Intangible assets	110 947	0	110 947
Investments in associates consolidated using the equity method	8 138	0	8 138
Available-for-sale financial assets	1 935	0	1 935
Other financial assets	2 148	0	2 148
Investment property	38 981	0	38 981
Other long-term investments	552	0	552
Deferred income tax assets	820	0	820
Current assets	**284 188**	**0**	**284 188**
Non-current assets classified as held for sale	**13 368**	**0**	**13 368**
Total assets	**2 502 937**	**(2 669)**	**2 500 268**

Equity and liabilities as at Sept. 30, 2008	Figures presented in the financial statements as at Sept. 30, 2008	Adjustments	Adjusted figures presented in the financial statements as at Sept. 30, 2008
Equity	**1 823 347**	**(2 021)**	**1 821 326**
Equity attributable to equity holders of the parent company	**1 821 496**	**(2 002)**	**1 819 494**
Share capital	517 754	0	517 754
Other reserves	133 333	0	133 333
Exchange differences on consolidation	(1 203)	0	(1 203)
Retained earnings	1 171 612	(2 002)	1 169 610
Minority interests	**1 851**	**(19)**	**1 832**
Non-current liabilities	**371 089**	**(648)**	**370 441**
Borrowings	283 967	0	283 967
Deferred income tax liability	48 452	(648)	47 804
Other non-current liabilities	3 021	0	3 021
Provision for pension and similar benefits	35 628	0	35 628
Provisions for liabilities	21	0	21
Current liabilities	**308 501**	**0**	**308 501**
Total equity and liabilities	**2 502 937**	**(2 669)**	**2 500 268**

(all amounts are quoted in PLN thousand, unless otherwise stated)

12. EVENTS AFTER THE BALANCE SHEET DATE

- **Orbis S.A.** – on October 15, 2009 the Company disclosed an up-date of the development strategy of the Orbis Hotel Group. The up-date concerns the projected financial result (EBITDA) of the Orbis Hotel Group for 2009 (see: current report no. 25/2009).

- **Orbis S.A.** – on October 23, 2009 an annex was signed to the loan agreement between Orbis S.A. and Hekon – Hotele Ekonomiczne S.A., pursuant to which the date of repayment of the loan of PLN 109 620 thousand by Orbis S.A. was extended by one year, i.e. until October 24, 2010.

13. ISSUER'S SHAREHOLDERS

As at the date of publication of the financial statements, the value of the share capital of Orbis S.A. amounts to PLN 517 754 thousand and comprises of 46 077 008 shares. Shareholders who hold, directly or indirectly through their subsidiaries, at least 5% of the total number of voting rights at the General Meeting of Shareholders, determined according to the holding of shares and their percentage share in the share capital as at the date of publication of the financial statements, disclosed in the notifications submitted to the Company under Article 69 of the Act on Public Offering, Conditions Governing the Introduction of Financial Instruments to Organized Trading, and Public Companies, include:

Shareholder (description)	Number of shares held as at the date of publication of the financial statements (corresponds to a number of votes at the GM)	Percentage share in the share capital as at the date of publication of the financial statements (corresponds to a percentage share in the total number of voting rights at the GM)	Change in the structure of ownership of major blocks of shares from Aug. 28, 2009 to the date of publication of the financial statements for the third quarter of 2009 (since the submission of the condensed consolidated interim financial statements for the semi-annual period of 2009)
- Accor S.A.:	**23 043 108**	**50,01%**	–
of which a subsidiary of Accor S.A. - ACCOR POLSKA Sp. z o.o.:	*2 303 849*	*4,99%*	–
- BZ WBK AIB Asset Management S.A. - customers under management contracts, investment funds of BZ WBK AIB Towarzystwo Funduszy Inwestycyjnych S.A.:	**11 599 630**	**25,17%**	–
of which on securities accounts of investment funds managed by BZ WBK AIB Towarzystwo Funduszy Inwestycyjnych S.A.	*7 431 280*	*16,13%*	–
(of which, on accounts of the following funds: 1) Arka FIO	*2 319 222*	*5,03%*	–
2) Arka Zrównoważony FIO)	*2 322 338*	*5,04%*	–
- Commercial Union OFE BPH CU WBK:	**4 670 444**	**10,14%**	–

14. CHANGES IN THE HOLDING OF ISSUER'S SHARES BY MANAGING AND SUPERVISING PERSONS IN THE PERIOD SINCE THE LAST INTERIM REPORT

No changes have occurred in respect of the holding of Orbis S.A. shares by managing and supervising persons since the date of submission of the last interim report.

To the Company's knowledge, as at the date of publication of the financial statements members of the Management Board hold the following shares in Orbis S.A.:

1. Jean-Philippe Savoye, President of the Management Board, holds 1 000 Orbis S.A. shares
2. Ireneusz Andrzej Węgłowski, Vice-President of the Management Board, holds 3 000 Orbis S.A. shares
3. Yannick Yvon Rouvrais, Member of the Management Board, does not hold any Orbis S.A. shares
4. Marcin Szewczykowski, Member of the Management Board, does not hold any Orbis S.A. shares

To the Company's knowledge, as at the date of publication of the financial statements, members of the Supervisory Board of the 7th tenure hold the following shares in Orbis S.A.:

1. Claude Moscheni does not hold any Orbis S.A. shares
2. Jacek Kseń does not hold any Orbis S.A. shares
3. Erez Boniel does not hold any Orbis S.A. shares
4. Christian Karaoglanian does not hold any Orbis S.A. shares
5. Artur Gabor does not hold any Orbis S.A. shares
6. Elżbieta Czakiert holds 511 Orbis S.A. shares
7. Jarosław Szymański does not hold any Orbis S.A. shares
8. Andrzej Procajło does not hold any Orbis S.A. shares
9. Yann Caillère does not hold any Orbis S.A. shares
10. Marc Vieilledent does not hold any Orbis S.A. shares

(all amounts are quoted in PLN thousand, unless otherwise stated)

15. LITIGATION PENDING BEFORE COURTS, ARBITRATION OR PUBLIC ADMINISTRATION BODIES

Legal claims – description	Value of the litigation	Date of launching the legal proceedings	Parties to the proceedings	Company's stance
1. 1) Proceedings for declaration of invalidity of an administrative decision dated June 24, 1955 refusing to grant the former owners the right of temporary ownership of land of the real property located in Warsaw at 29 (presently 35) Jerozolimskie avenue, Land and Mortgage Register no. 5021; 2) proceedings for declaration of invalidity of the decision of the Head of Warszawskie Voivodship no. 447/91 dated September 23, 1991 declaring acquisition by Orbis S.A., by operation of law, of the right to perpetual usufruct of land of the real property located in Warsaw, at 24/26 Nowogrodzka str., constituting plot of land no. 3, with respect to the part thereof covered by the former mortgage register "Real property in the City of Warsaw under no. 5021".	unknown	1) Notification of the Housing and Municipal Development Office dated April 18, 2002 on pending proceedings for declaration of invalidity of an administrative decision 2) Notification of the Minister of Infrastructure dated February 4, 2008	1) Applicant: Andrzej Jacek Blikle and Helena Maria Helmersen - Andrzejewski; Opposing party: Minister of Infrastructure; Participant: Orbis S.A.; 2) Applicant: Andrzej Jacek Blikle and Helena Maria Helmersen - Andrzejewski.	1) On August 26, 2005 the Voivodship Administrative Court dismissed Orbis S.A.'s appeal against the decision of the President of the Housing and Municipal Development Office which upheld the decision declaring invalidity of the administrative decision of the Presidium of the National Council dated June 24, 1955 refusing to grant the former owner the right of temporary ownership of land of the real property located in Warsaw at 29 (presently 35) Jerozolimskie avenue. Orbis S.A. filed a last-resort (cassation) appeal against this decision with the Supreme Administrative Court, applying for revocation of the appealed judgment in full and for passing the case to be re-examined by the Voivodship Administrative Court. By virtue of the judgment of November 28, 2006, the Supreme Administrative Court dismissed the above-mentioned last-resort (cassation) appeal of Orbis S.A.. This means that the application for granting the right of temporary ownership filed by former owners of the real property will be re-considered. 2) In a pleading dated February 27, 2008, Orbis S.A. presented its position on the case on hand and pointed to absence of any legal grounds for determination of invalidity of the above mentioned decision concerning granting the right of ownership to Orbis S.A. In a letter dated May 19, 2008, the Minister of Infrastructure notified that the time-limit for considering the case had been set for December 31, 2008. At the same time, Orbis S.A. was served with a decision dated October 1, 2008 issued by the District Court for Warszawa-Mokotów, Land and Mortgage Registry Division, dismissing the application of Andrzej Blikle and Helena Helmersen Andrzejewski for entry of the claim for establishment of the right to perpetual usufruct. On January 6, 2009, Orbis S.A. was served with the decision of the Minister of Infrastructure dated December 24, 2008 declaring invalidity of the decision no. 447/91 of the Head of Warsaw Voivodship dated September 23, 1991 concerning granting of the right of ownership of the real property located in Warsaw at 24/26 Nowogrodzka street, described in the land and mortgage register no. KW 72550, to Orbis S.A., with respect to the part thereof covered by the former mortgage register "Real property in the City of Warsaw under no. 5021" In connection with this decision, on January 19, 2009 Orbis S.A. filed, within the time-limit prescribed by law, an application for the case to be reconsidered. On July 14, 2009, the Minister of Infrastructure issued a decision upholding the above decision dated December 24, 2008. On August 25, 2009 Orbis S.A. appealed against the decision dated July 14, 2009 with the Voivodship Administrative Court. In response to the appeal dated September 7, 2009, the Minister of Infrastructure motioned that the appeal be dismissed.
2. 1) Proceedings for granting the right of temporary ownership (presently: the right to perpetual usufruct of land) of land of the real property located in Warsaw at 26 Nowogrodzka str., Mortgage Register no. 1599 G. 2) proceedings for declaration of invalidity of the decision of the Head of Warszawskie Voivodship no. 447/91 dated September 23, 1991 concerning granting of the right of ownership of the real property located in Warsaw, at 24/26 Nowogrodzka str., to Orbis S.A. Forum Hotel in Warsaw, with respect to the part thereof covered by the Mortgage Register no. 1599 G	unknown	1) Application dated September 14, 1948 for granting the right of temporary ownership 2) Notification of the Minister of Construction dated November 20, 2006 (served on Orbis S.A. on December 4, 2006).	1) Applicants: Jan and Tadeusz Sławiński (presently, the heirs: Elżbieta Sławińska and others) Participant: Orbis S.A. 2) Applicant: Joanna Kubiaczyk-Grodzka (one of heirs of Tadeusz Sławiński)	1) On January 14, 2005, the Voivodship Administrative Court rendered a judgment revoking the decision of the President of the Capital City of Warsaw refusing to establish the right to perpetual usufruct of land and the decision of the Head of Mazowieckie Voivodship upholding the above-mentioned decision of the President. The President of the Capital City of Warsaw, by virtue of the decision dated February 6, 2006, once again refused to grant the legal successors of the former owner the right to perpetual usufruct of land of the real property located at 26 Nowogrodzka street in Warsaw. Heirs of former owners appealed against the above-mentioned decision of the President of the Capital City of Warsaw. By virtue of the decision dated July 27, 2006, the Head of Mazowieckie Voivodship revoked the above decision of the President of the Capital City of Warsaw. By virtue of the decision no. 186/GK/DW/2008 dated March 31, 2008, the President of the Capital City of Warsaw refused to grant the right to perpetual usufruct to legal successors of the former owner. On April 21, 2004, the Applicants' attorney filed an appeal against the said decision of the President of the Capital City of Warsaw. The Mazowieckie Voivodship Office in Warsaw, State Treasury and Property Department, notified Orbis S.A. on September 8, 2008 that evidence had been collected in the case concerned. By virtue of decision dated October 23, 2008 the Head of Mazowieckie

(all amounts are quoted in PLN thousand, unless otherwise stated)

Legal claims – description	Value of the litigation	Date of launching the legal proceedings	Parties to the proceedings	Company's stance
				Voivodship upheld the above decision dated March 31, 2008. By virtue of decision dated March 4, 2009, the Voivodship Administrative Court suspended court proceedings initiated by an appeal filed by R.Sławiński, T.Szydłowska, J.Sławiński and E.Sławińska against decision of the Head of Mazowieckie Voivodship dated October 23, 2008 concerning refusal to grant the right to perpetual usufruct of land. By a decision dated July 2, 2009, the Voivodship Administrative Court decided to resume the suspended court proceedings. By virtue of the notification dated September 25, 2009, the Voivodship Administrative Court served the appeal and informed that the date of the hearing was set for November 20, 2009 2) By virtue of the letter dated November 20, 2006, the Minister of Construction informed Orbis S.A. that Mrs. Joanna Kubiaczyk-Grodzka applied for declaration of invalidity of the decision of the Head of Warszawskie Voivodship no. 447/91 dated September 23, 1991 concerning granting of right of ownership of the real property located in Warsaw, at 24/26 Nowogrodzka str., to Orbis S.A. Forum Hotel in Warsaw, with respect to a part thereof covered by the Mortgage Register no. 1599 G. By virtue of the decision dated January 22, 2007, the Minister of Construction refused to declare invalidity of the above decision of the Head of the Warszawskie Voivodship dated September 23, 1991, rectified by decisions dated January 9, 1992, December 23, 1993 and November 27, 2006.
3. Statement of claim for payment of a fee for the use of real property located in Kraków, at 11 Pijarska str.	PLN 1 344 800.00	Applicants: 1) S., P., G., A. Marczak – March 2003 (statement of claim served on Orbis S.A. on October 13, 2003); 2) A. and M. Marczak – April 2004 (statement of claim served in June 2004); 3) Irena Kuc- November 2004 (statement of claim served on Orbis S.A. in March 2005); 4) Janusz Tabor and Irena Ciapała – November 2004 (statement of claim served on Orbis S.A. in April 2005)	Plaintiff: Stanisława, Paweł, Grzegorz, Adam, Andrzej, Magdalena Marczak and Irena Kuc, Ewa Ciapała, Janusz Tabor; Defendant: Orbis S.A.	Orbis S.A. applied for dismissal of statements of claim. In 2005, the Court combined the 4 statements of claim to be considered as one case. The Regional Court in Kraków, by virtue of the decision dated March 28, 2006, seconded the application of the attorney of Orbis S.A. and revoked the exemption from the payment of court fees that had been granted to the plaintiffs. The Court heard witnesses at a hearing held on August 2, 2006. On December 4, 2006, the Regional Court in Kraków issued a decision on admission of expert evidence on valuation of expenditure incurred by Orbis for renovation of the tenement house and determination of a fee for non-contractual use of the tenement house in the period from September 20, 1994 to November 30, 2003, as well as on appointment of a court expert by the Court. The court expert prepared an opinion (served on Orbis S.A. attorney on February 26, 2007). Orbis S.A. attorney filed charges against the opinion, whereby the attorney applied for non-admission of the court expert's opinion and for appointment of a new court expert, competent in the area of construction and renovations of historic buildings. The Court seconded the application as to evidence, filed by Orbis S.A. attorney. By virtue of the decision dated March 6, 2008, the Court appointed a new court expert, Roman Mucha – expert in the area of building structures, including historic buildings, and cost estimates for construction and investment works. The new court expert, appointed by the Court, submitted a Court Opinion dated May 8, 2008, indicating that the present value of necessary expenditure incurred by the Defendant Orbis S.A. in Warsaw for renovation of the tenement house at 11 Pijarska str. in Kraków in the 1980s amounts to PLN 2 125 869.05 – 21% depreciation = PLN 1 679 436.50, and that the value of expenditure increasing the value of the real property at 11 Pijarska str. in Kraków amounted, at the time of release of the real property to the Plaintiffs, i.e. on November 30, 2003, to PLN 1 679 175.50 less 17% depreciation = PLN 1 393 715.00. Orbis S.A. has not filed any appeal against the Court Opinion because, in the opinion of Orbis S.A., it was prepared in a reliable manner, by a competent expert, based on source materials, and is favorable for Orbis S.A.. Two plaintiffs are trying to challenge the above opinion in their pleadings and apply for appointment of a different expert. On November 12, 2008, the court expert delivered to the Court a written "Reply to Plaintiffs' claims", whereby the expert pointed out that the claims were totally groundless, and upheld his opinion in its entirety. On February 18, 2009 the Court announced the judgment in the case concerned, whereby it adjudged an amount of PLN 123 199.20 (approx. 6.5% of the claim) payable by Orbis S.A. for the benefit of all Plaintiffs. The judgment became final and binding on April 9, 2009. On behalf of Orbis S.A., this case was defended by attorney Janusz

(all amounts are quoted in PLN thousand, unless otherwise stated)

Legal claims – description	Value of the litigation	Date of launching the legal proceedings	Parties to the proceedings	Company's stance
				Nowiński.
4. Proceedings for reimbursement (proportionately to the held share in ownership) of necessary expenditure incurred by Orbis S.A. in respect of the tenement house at 11 Pijarska street in Kraków	PLN 1 541 346.56	Statement of claim dated November 29, 2004	Plaintiff: Orbis S.A., Defendants: S. Marczak, P. Marczak, G. Marczak, A. Marczak, M. and A. Marczak, I. Kuc, E. Ciapała, J. Tabor,	The case pending before the District Court in Bydgoszcz. The application of Orbis S.A. for issue of a decision to secure the claim by establishment of a mandatory mortgage up to the amount of PLN 1 541 346 on the real property located at 11 Pijarska street was seconded by the Court. The Court served to Orbis .A. attorney a notification dated February 14, 2008 stating that "as a result of examination of remedy at law" the Court entered the above mandatory mortgage in the Land and Mortgage Register. On June 26, 2007, another trial was held during which the Defendants' attorney submitted a copy of the court expert's opinion (eng. Enger) pertaining to the case referred to above. The Plaintiff's attorney stated that the submitted copy of the court expert's opinion had been questioned in the case referred to above. On April 28, 2008, the Court heard the court expert, Wiesław Foger, who admitted, in response to Orbis S.A. objections, that he did not have knowledge concerning cost estimation of construction works. In consideration of the above and former objections to the opinion, Orbis S.A. applied for determination that the opinion of the court expert W. Enger is unreliable, and for adoption of the opinion of a new court expert, appointed in the case described above. On November 19, 2008, a hearing was held during which the Court acquainted itself and the Defendants with the Opinion of the court expert R. Mucha, submitted by Orbis S.A., relating to the case described above. The Court set a 21-day time-limit for the Defendants to file a written position on the Opinion and to pose specific questions to the court expert, and decided to hear the expert within the frame of legal assistance. On behalf of Orbis S.A., this case is defended by attorney Janusz Nowiński.
5. Application for determination of acquisition, by operation of law, of the right to perpetual usufruct of land located in Kraków at Marszałka F. Focha Avenue, district no. 14, Kraków-Krowodrza Półwsie Zwierzynieckie, composed of a part of the plot of land no. 180/4, covering former cadastre plots nos. 1816/45, 1816/52, 1816/64, 1816/66, entered in the land and mortgage register KR1P/00212704/9 as at the date of the application, and formerly entered in the land and mortgage register no. 49300 on December 5, 1990, together with the right of ownership of the building developed thereon pursuant to Article 200 of the Real Property Management Act.	unknown	Application dated November 27, 2008	Applicant: Orbis S.A.	Since the decision of the Kraków Voivod dated February 19, 1993, was pronounced partly invalid, Orbis S.A. applied to the Head of Małopolskie Voivodship for a new decision concerning the perpetual usufruct. The case is pending.
6. Proceedings for handing over of real property located in Warsaw, in the district of Wilanów, at 27 St .Kostki Potockiego str., marked as the plot of land no. 21/1 with an area of 4397 sq.m.	The Plaintiff determined the value of litigation at PLN 5 000 000, as the value of real property or, alternatively, at PLN 377 433 which corresponds to the 3-month lease rent due for this type of real property	Statement of claim dated September 29, 2005	Plaintiff: State Treasury, represented by the Office of the Capital City of Warsaw, Defendant: Orbis S.A.	In the reply to the statement of claim, Orbis S.A., applied for dismissal of action in view of the title to the real property held by Orbis S.A., contrary to the allegations of the statement of claim, and confirmed by a decision issued by a relevant authority in 1989, stating that the real property at dispute had been transferred to be administered by the Company's legal predecessor - P.P. „Orbis". On November 20, 2007, a judgment dismissing the State Treasury's action was rendered. On December 17, 2007, the President of the Capital City of Warsaw, representing the State Treasury, filed an appeal against the above judgment of the Court of first instance. In response to the appeal, Orbis S.A.'s attorney filed for dismissal thereof, challenging substantive allegations of the appeal derived from the provisions of the Real Property Management Act of 1997, i.e. that the Defendant Orbis S.A. based its legal title to the real property at dispute on the decision issued pursuant to the Act of 1985 on Land Management and Real Property Expropriation, which decision established the right of administration in favor of its legal predecessor P.P. Orbis, which the Court of First

(all amounts are quoted in PLN thousand, unless otherwise stated)

Legal claims – description	Value of the litigation	Date of launching the legal proceedings	Parties to the proceedings	Company's stance
				Instance stated legitimately in justification to its judgment. On September 4, 2009, an appellate hearing was held before the Court of Appeals in Warsaw, during which the Court issued a decision suspending appellate proceedings until final resolution concerning the ownership title to the real property concerned in administrative proceedings. As at March 30, 2009, the status of the case pending before the Court of Appeals has not changed – the proceedings are suspended. Administrative proceedings initiated by heirs of the former owner Adam Branicki for reinstatement of the real property are currently pending before the Head of Mazowieckie Voivodship, i.e. the authority of first instance. On January 9, 2009 a decision of the Minister of Agriculture dated January 5, 2009 was delivered to the address of the Novotel Centrum Branch in Warsaw. In the decision the Minister supported the reasons for Mrs. Anna Branicka-Wolska's complaint about protracting duration of proceedings and set an additional time-limit until February 28, 2009 for the Head of the Mazowieckie Voivodship to resolve this matter and requested an explanation of the delay. The matter was not resolved within the set time-limit. However, on March 6, 2009 the Branch was served with a letter of the Head of Mazowieckie Voivodship dated February 27, 2009 explaining, among others, that documents collected to date are missing certain particulars, i.e. the boundaries of the former landed real property "Kolonia Adamówka Wilanowska Dz. 15" that were not identified in the pending proceedings (the plot of land concerned forms part of this real property), and therefore the Office ordered a geodetic survey to determine the exact area of the real property. By a letter dated Aril 27, 2009, the Mazowieckie Voivodship Office set the date of issue of the decision concerning property restitution claim by heirs of the former owner of the real property to be 1 month from the date of assembling the evidence, i.e. submission of the requested documents from archives and the preparation of a geodetic survey to determine the exact area of the former land property, from which the disputable plot of land on which the Wilanów restaurant is located was separated As at September 30, 2009 the appellate proceedings before the Court of Appeals in Warsaw for handing over the plot of land no. 21/1 to the State Treasury continue to be suspended, because the reason for the proceedings remains valid and legitimate. The status of administrative proceedings, initiated by heirs of the former owner of the real property, for restitution of the landed real property „Kolonia Adamówka Wilanowska dz. 15", pending before the Mazowieckie Voivodship Office, has not changed – evidence is being collected. However, changes occurred relating to the object of the litigation, i.e. the area of the plot of land no. 21/1 – decision of the President of Warsaw no. UD-XV-WAB-JDA-7353-273-4-09 dated August 14, 2009 (issued pursuant to the Act of March 10, 2003 on detailed terms and conditions of preparation and implementation of investment projects involving public roads [Official Journal „Dz.U." of 2008 no. 193, item 1194, as subs. amend.] that contains a permit to implement an investment project involving redevelopment of St. Kostki Potockiego street, which was declared immediately enforceable. This decision approved new lines of demarcation of the plot of land no. 21/1, whereby the following plots of land were separated therefrom: - plot of land no. 21/ 4 with an area of 4,387 sq.m. located within the boundaries of the real property at 27 St. Kostki Potockiego street, the legal status of which is the same as that of the former plot of land no. 21/1 , - plot of land no. 21/3 with an area of 26 sq.m. and plot of land no. Nr 21/5 with an area of 3 sq.m. – (in aggregate - 29 sq.m. of land) appropriated for the purposes of redevelopment of St. Kostki Potockiego street; the investor, Capital City of Warsaw, was designated as the owner of these plots of land. The land of both the plots: no. 21/3 and no. 21/ 5 is adjacent to St. Kostki Potockiego street and is appropriated for the purpose of widening the sidewalk in front of the building housing the „Wilanów" restaurant, without infringing the boundaries within which the building, fencing and entrance gate to the real property are situated. On behalf of Orbis S.A., this case is defended by attorney

(all amounts are quoted in PLN thousand, unless otherwise stated)

Legal claims – description	Value of the litigation	Date of launching the legal proceedings	Parties to the proceedings	Company's stance
				Zofia Marcinkowska.
7. Proceedings for restitution of expropriated real property comprising plots I.kat.178/4 with the area of 82 sq.m., 178/3 with the area of 75 sq.m., 178/5 with the area of 299 sq.m., I.kat 193/5 with the area of 583 sq.m. (concerns parts of plots with current nos. 329/2, 330/3 and 330/7 in Kraków)		Notification of the Office of the City of Kraków, City Treasury Department (received by Orbis S.A. on October 3, 2008)	Applicants: H. Białczyński, E. Lende, A. Dziedzic, J. Dziedzic, J. Białczyński, C. Białczyńki, S. Białczyński, J. Pyjos, M. Zając, A. Garwolińska, B. Bielenin	The Applicants applied for restitution of expropriated real property. On March 25, 2009 the President of the City of Kraków once again suspended *ex officio* the proceedings for restitution of a part (presently) of plots nos. 329/2, 330/3 and 330/7. The proceedings were suspended on an application dated November 17, 2008, filed by the Applicants, and will remain suspended until the application of Mrs. E.Lenda dated November 3, 2008 for termination of the perpetual usufruct agreement (expiry of perpetual usufruct) on the plots concerned is considered. The Applicants filed an appeal against this decision (concerning the suspension procedure), but the appeal was rejected. The case continues to be suspended because the Real Property Department of the State Treasury has initiated preliminary, explanatory procedure with respect to the application for expiry of perpetual usufruct. On September 11, 2009 the site was visited, but the Applicants did not take part in the visit. The case is defended by attorney Ryszard Błachut.
8. Application for declaration of invalidity of an administrative decision of the Presidium of the National Council of the Capital City of Warsaw dated March 16, 1967 concerning refusal to grant to the owners the right of temporary ownership to the land of the real property located at 29 Nowogrodzka str. (presently 27 Nowogrodzka str.), mortgage no. 31, section 5-05-02. The plot of land no. 31 has an area of 2230 m2, the proceedings most probably concern the area of approx. 365 m2.	unknown	Notification from the Ministry of Infrastructure dated February 17, 2009 served on Orbis S.A. on February 26, 2009 informing about pending proceedings for declaration of invalidity of the administrative decision.	Applicants: Ludmiła Paderewska and Stanisław Wodek Opposing party: Minister of Infrastructure Participant: Orbis S.A.	By virtue of the letter dated February 17, 2009 the Minister of Infrastructure informed that the date for considering the case had been set for August 31, 2009. In the near future Orbis S.A. will submit its position regarding this case to the Office. In a letter dated August 26, 2009 the Minister of Infrastructure informed that entire evidence had been collected in the case on hand and that the date of considering the case had been postponed until January 15, 2010.
9. Proceedings for determination that the revalued amount of the fee for perpetual usufruct of land located in Bitwy Warszawskiej 1920 str. in Warsaw is unjustified, and that a lower amount of the fee is justified.	PLN 128 712.25	Application to the Self-Government Appellate Board dated January 10, 2006	Applicant: (Plaintiff): Orbis S.A. Participant (Defendant): President of the Capital City of Warsaw	Orbis S.A.'s application to the Self-Government Appellate Board in Warsaw for determination that the revalued amount of the fee for perpetual usufruct of land located in Bitwy Warszawskiej 1920 str. in Warsaw (Hotel Vera) is unjustified (the amount of the fee was fixed at PLN 646 720.86 as of January 1, 2006), and that a lower amount of the fee is justified, i.e. PLN 373 239.66. By virtue of a decision dated June 11, 2007, the Self-Government Appellate Board dismissed the above-mentioned application filed by Orbis S.A.. Orbis S.A. filed an appeal against the above-mentioned decision of the Self-Government Appellate Board with the Common Court. By virtue of the judgment dated July 25, 2008 the Court set the annual fee for perpetual usufruct at PLN 431 147.24. On September 29, 2008 the Defendant appealed against this judgment. On November 18, 2008 the Defendant filed a reply to the appeal. On July 9, 2009, the Court of Appeals overturned the appeal. The judgment was declared enforceable. The case is closed. Moreover, on December 27, 2005 an application was filed with the President of the Capital City of Warsaw for a change in the percentage rate of the annual fee from the present 3% to 2 %. The Office of the Capital City of Warsaw, by virtue of a declaration dated August 31, 2007, offered to adopt, as of January 1, 2008, a new percentage rate of 2 %.Orbis S.A. attorney filed an application with the Self-Government Appellate Board in Warsaw for determination that the revalued percentage rate is justified starting from a different date, i.e. January 1, 2006. On November 8, 2007 a hearing was held before the Self-Government Appellate Board in Warsaw. The Board issued a ruling dated August 27, 2009 that discontinued proceedings because Orbis S.A. withdrew the application for determining that the revalued percentage rate is justified starting from a different date, i.e. January 1, 2006.

Legal claims – description	Value of the litigation	Date of launching the legal proceedings	Parties to the proceedings	Company's stance
10. 66 actions initiated by employees of the Vera Hotel Branch in Warsaw for payment of monthly bonuses for the period 2003 – 2005. Employees base their claims on differences between provisions of the Inter-Departmental Collective Labor Agreement for Orbis S.A. Employees and internal pay regulations in effect in the Branch which acts as an independent employer. In some cases, the Court has issued orders to make payments for the benefit of employees under proceedings by writ of payment. However, as a result of appeals, these cases are heard within the framework of ordinary proceedings, similarly to other cases.	The total amount of claims is approx. PLN 776 thousand.	First statements of claim were filed in July 2006	Plaintiffs: 66 employees of the Vera Hotel Branch in Warsaw, Defendant: Orbis S.A. Vera Hotel Branch in Warsaw	The Vera Hotel Branch in Warsaw applies for dismissal of all the actions brought by employees. Some cases have been suspended. Proceedings to take evidence are pending, and to date 12 judgments that are unfavorable for Orbis and support the employees' claims have been rendered. Orbis S.A. has filed appeals against all unfavorable judgments. Orbis proposed that the employees enter into amicable agreements on terms and conditions resulting from judgments rendered by courts of first instance that partially seconded the employees claims. 2 cases are unresolved. Orbis offered settlements to employees, while dates of hearings are scheduled for October and November 2009. Settlement agreements have been entered in the remaining cases.

ORBIS Spółka Akcyjna

CONDENSED STAND-ALONE INTERIM FINANCIAL STATEMENTS

as at September 30, 2009 and for 9 and 3 months ended on September 30, 2009

(all amounts are quoted in PLN thousands, unless otherwise stated)

STATEMENT OF FINANCIAL POSITION

as at September 30, 2009, June 30, 2009, December 31, 2008 and September 30, 2008

Assets	balance as at September 30, 2009	balance as at June 30, 2009	balance as at December 31, 2008	balance as at September 30, 2008
Non-current assets	**2 181 374**	**2 191 075**	**2 230 137**	**2 169 449**
Property, plant and equipment	1 432 181	1 447 535	1 496 485	1 509 184
Intangible assets	2 654	2 500	2 219	1 778
Investment in subsidiaries and associates	481 619	481 619	496 119	484 007
Investment property	264 368	258 869	234 762	173 928
Other long-term investments	552	552	552	552
Current assets	**182 296**	**210 213**	**183 079**	**194 385**
Inventories	3 266	3 257	3 918	4 565
Trade receivables	36 300	35 122	28 242	44 766
Income tax receivables	0	0	6 837	2 180
Other short-term receivables	48 940	96 295	109 075	94 570
Cash and cash equivalents	93 790	75 539	35 007	48 304
Total assets	**2 363 670**	**2 401 288**	**2 413 216**	**2 363 834**

(all amounts are quoted in PLN thousands, unless otherwise stated)

STATEMENT OF FINANCIAL POSITION, continued

as at September 30, 2009, June 30, 2009, December 31, 2008 and September 30, 2008

Equity and Liabilities	balance as at September 30, 2009	balance as at June 30, 2009	balance as at December 31, 2008	balance as at September 30, 2008
Total equity	**1 727 218**	**1 723 698**	**1 708 113**	**1 720 916**
Share capital	517 754	517 754	517 754	517 754
Other capital	133 333	133 333	133 333	133 333
Retained earnings	1 076 131	1 072 611	1 057 026	1 069 829
Non-current liabilities	**354 883**	**357 017**	**367 374**	**365 772**
Borrowings	282 418	282 384	282 317	281 467
Deferred income tax liability	38 586	40 754	51 059	51 141
Provision for pension and similar benefits	33 879	33 879	33 998	33 164
Current liabilities	**281 569**	**320 573**	**337 729**	**277 146**
Borrowings, of which:	206 596	238 984	242 307	189 060
- borrowings from related entitles	110 486	142 802	143 519	143 326
Trade payables	22 743	24 246	53 718	20 653
Current income tax liabilities	2 997	3 184	999	6 840
Other current liabilities	40 463	46 435	32 924	53 521
Provision for pension and similar benefits	6 406	6 416	6 327	5 724
Provisions for liabilities	2 364	1 308	1 454	1 348
Total equity and liabilities	**2 363 670**	**2 401 288**	**2 413 216**	**2 363 834**

(all amounts are quoted in PLN thousands, unless otherwise stated)

INCOME STATEMENT

for 9 months and for 3 months ended on September 30, 2009 with comparable figures for the year 2008

	3 months ended on September 30, 2009	9 months ended on September 30, 2009	3 months ended on September 30, 2008	9 months ended on September 30, 2008
Net sales of services	158 004	429 286	164 160	478 269
Net sales of products, merchandise and raw materials	13	456	694	1 782
Cost of services, products, merchandise and raw materials sold	(114 492)	(328 553)	(117 435)	(347 952)
Gross profit on sales	**43 525**	**101 189**	**47 419**	**132 099**
Other operating income	1 400	48 290	1 269	49 351
Distribution & marketing expenses	(8 109)	(24 523)	(9 488)	(27 852)
Overheads & administrative expenses	(21 442)	(64 698)	(23 457)	(73 423)
Other operating expenses	(3 075)	(8 540)	(2 045)	(5 691)
Net impairment	0	(14 500)	0	0
Operating profit	**12 299**	**37 218**	**13 698**	**74 484**
Financial expenses	(6 069)	(21 219)	(7 205)	(19 290)
Profit before tax	**6 230**	**15 999**	**6 493**	**55 194**
Income tax expense	(2 710)	3 106	(1 531)	(2 347)
Net profit for the period	**3 520**	**19 105**	**4 962**	**52 847**

Total profit for the period relates to continued operations.

Profit per ordinary share (in PLN)				
Profit per share for the period	0,08	0,41	0,11	1,15

STATEMENT OF COMPREHENSIVE INCOME

for 9 months and for 3 months ended on September 30, 2009 with comparable figures for the year 2008

	3 months ended on September 30, 2009	9 months ended on September 30, 2009	3 months ended on September 30, 2008	9 months ended on September 30, 2008
Net profit for the period	3 520	19 105	4 962	52 847
Other comprehensive income before tax	0	0	0	0
Income tax expense from other comprehensive income	0	0	0	0
Other comprehensive income	0	0	0	0
Total comprehensive income for the period	**3 520**	**19 105**	**4 962**	**52 847**

(all amounts are quoted in PLN thousands, unless otherwise stated)

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

for 9 months and for 3 months ended on September 30, 2009 with comparable figures for the year 2008

	Share Capital	Other Capital	Retained Earnings	Total
Twelve months ended on December 31, 2008				
Balance as at January 1, 2008	**517 754**	**133 333**	**1 035 413**	**1 686 500**
- profit for the period	0	0	40 044	**40 044**
- other embraced revenue and expensive	0	0	0	**0**
Total comprehensive income	**0**	**0**	**40 044**	**40 044**
dividends	0	0	(18 431)	**(18 431)**
Balance as at December 31, 2008	**517 754**	**133 333**	**1 057 026**	**1 708 113**
of which: nine months ended on September 30, 2008				
Balance as at January 1, 2008	**517 754**	**133 333**	**1 035 413**	**1 686 500**
- profit for the period	0	0	52 847	**52 847**
- other embraced revenue and expensive	0	0	0	**0**
Total comprehensive income	**0**	**0**	**52 847**	**52 847**
dividends	0	0	(18 431)	**(18 431)**
Balance as at September 30, 2008	**517 754**	**133 333**	**1 069 829**	**1 720 916**
Nine months ended on September 30, 2009				
Balance as at January 1, 2009	**517 754**	**133 333**	**1 057 026**	**1 708 113**
- profit for the period	0	0	19 105	**19 105**
- other embraced revenue and expensive	0	0	0	**0**
Total comprehensive income	**0**	**0**	**19 105**	**19 105**
dividends	0	0	0	**0**
Balance as at September 30, 2009	**517 754**	**133 333**	**1 076 131**	**1 727 218**
of which: three months ended on September 30, 2009				
Balance as at July 1, 2009	**517 754**	**133 333**	**1 072 611**	**1 723 698**
- profit for the period	0	0	3 520	**3 520**
- other embraced revenue and expensive	0	0	0	**0**
Total comprehensive income	**0**	**0**	**3 520**	**3 520**
dividends	0	0	0	**0**
Balance as at September 30, 2009	**517 754**	**133 333**	**1 076 131**	**1 727 218**

(all amounts are quoted in PLN thousands, unless otherwise stated)

STATEMENT OF CASH FLOWS

for 9 months and for 3 months ended on September 30, 2009 with comparable figures for the year 2008

	3 months ended on September 30, 2009	9 months ended on September 30, 2009	3 months ended on September 30, 2008	9 months ended on September 30, 2008
OPERATING ACTIVITIES				
Profit before tax	**6 230**	**15 999**	**6 493**	**55 194**
Adjustments:	**34 533**	**118 861**	**33 639**	**33 472**
Depreciation and amortization	32 942	95 137	33 415	96 366
Interest and dividends	5 553	(24 143)	6 401	(28 432)
Profit (loss) on investing activity	43	182	670	370
Change in receivables	2 818	35 905	(8 843)	(39 860)
Change in current liabilities, excluding borrowings	(7 979)	(5 079)	2 055	5 635
Change in provisions	1 046	870	232	(472)
Change in inventories	(9)	652	382	342
Other adjustments	119	15 337	(673)	(477)
Cash flow from operating activities	**40 763**	**134 860**	**40 132**	**88 666**
Income tax paid	(5 065)	(532)	(4 555)	(17 829)
Net cash flow from operating activities	**35 698**	**134 328**	**35 577**	**70 837**
INVESTING ACTIVITIES				
Proceeds from sale of property, plant and equipment and intangible assets	16	92	13	408
Proceeds from sale of short-term securities	0	0	0	7 000
Dividends received	37 275	43 675	38 835	45 235
Interest received	481	1 736	678	2 027
Other income from financial assets	0	0	0	10 000
Purchase of property, plant and equipment and intangible assets	(16 743)	(63 983)	(64 098)	(169 401)
Loans granted to related parties	0	0	0	(10 000)
Other investing cash flow	(44)	(212)	0	0
Net cash used in investing activities	**20 985**	**(18 692)**	**(24 572)**	**(114 731)**
FINANCING ACTIVITIES				
Proceed from borrowings	0	0	50 000	95 000
Repayment of borrowings	(32 000)	(32 000)	0	0
Interest payment	(6 432)	(24 853)	(3 390)	(13 845)
Dividends paid to Shareholders	0	0	(18 431)	(18 431)
Other financial cash flow	0	0	(59)	(203)
Net cash used in financing activities	**(38 432)**	**(56 853)**	**28 120**	**62 521**
Change in cash and cash equivalents	**18 251**	**58 783**	**39 125**	**18 627**
Cash and cash equivalents at the beginning of period	**75 539**	**35 007**	**9 179**	**29 677**
Cash and cash equivalents at the end of period	**93 790**	**93 790**	**48 304**	**48 304**
of which those with restricted availability	0	0	97	97

NOTES
TO THE CONDENSED STAND-ALONE INTERIM FINANCIAL STATEMENTS
OF ORBIS S.A.
AS AT SEPTEMBER 30, 2009 AS WELL AS FOR 9 AND 3 MONTHS ENDED ON SEPTEMBER 30, 2009

TABLE OF CONTENTS

1. BACKGROUND

The attached financial statements present the financial data of the Company Orbis S.A. with its corporate seat in Warsaw, at Bracka 16 street, 00-028 Warsaw, entered into the Register of Businesses kept by the District Court in Warsaw, XII Business Department of the National Court Register under the number KRS 22622. According to the Polish Classification of Business Activity [PKD], the Company's business operations are classified under section H, item 5510Z. On the regulated market, the Company's operations are classified as miscellaneous services. Orbis S.A. is Poland's largest hotel company that employs 3 thousand persons (average full-time employment) and operates a network of 41 hotels (8 326 rooms) in 27 major cities, towns and resorts in Poland and manages two other hotels. The Company's hotels operate under Sofitel, Novotel, Mercure, Holiday Inn, Orbis Hotels brands. In addition, the Company owns eight hotels of the Etap brand and the Grand Mercure hotel in Warsaw, which are operated by its subsidiary, Hekon-Hotele Ekonomiczne S.A.

The attached condensed interim financial statements have been **prepared as at September 30, 2009 as well as for 9 and 3 months ended September 30, 2009** on the assumption that the company Orbis S.A. will continue as a going concern in the foreseeable future.

These condensed interim financial statements comply with the International Financial Reporting Standards approved by the European Union, issued and valid on the date of these financial statements, including International Accounting Standard 34 "Interim Financial Reporting".

The principal accounting polices applied in the preparation of the financial statements are set out in point 2.1 of the notes to the annual financial statements of Orbis S.A. for 2008; the policies have not changed substantially, except for changes resulting from amendments of regulations, discussed in note 1.2 to the condensed stand-alone interim financial statements of Orbis S.A. for the semi-annual period of 2009. The accounting policies have been consistently applied to all the years presented in the financial statements.

The functional and presentation currency is the Polish Zloty. All financial figures are quoted in PLN thousand, unless otherwise stated.

The attached separate interim financial statements of Orbis S.A. should be read in conjunction with the condensed consolidated interim financial statements of the Orbis Group **as at September 30, 2009 as well as for 9 and 3 months ended on September 30, 2009** (hereinafter referred to as the "consolidated financial statements of the Orbis Group").

2. IMPORTANT EVENTS AND FACTORS AFFECTING FINANCIAL PERFORMANCE OF THE COMPANY

2.1 Major events of the current quarter

Information concerning events of the current quarter that are of greatest significance for the Company is presented in point 2.1 of the consolidated financial statements of the Orbis Group.

2.2 Factors significant for the development of the Company

2.2.1 External factors

Information concerning macroeconomic situation is provided in point 2.2.1 of the consolidated financial statements of the Orbis Group.

2.2.2 Internal factors

Information concerning internal factors is presented in point 2.2.2 of the consolidated financial statements of the Orbis Group.

2.2.3 Prospects for the forthcoming quarter

The Company's prospects are discussed in point 2.2.3 of the consolidated financial statements of the Orbis Group.

(all amounts are quoted in PLN thousand, unless otherwise stated)

3. INCOME STATEMENT OF THE COMPANY

3.1 Income statement of the Company

	3 months ended Sept. 30, 2009	3 months ended Sept. 30, 2008	% change 2009/2008	9 months ended Sept. 30, 2009	9 months ended Sept 30, 2008	% change 2009/2008
Net sales of products, merchandise and raw materials	158 017	164 854	-4,15%	429 742	480 051	-10,48%
*% share in total revenues **	**99,12%**	**99,24%**		**89,90%**	**90,68%**	
Cost of products, merchandise and raw materials sold	(114 492)	(117 435)	-2,51%	(328 553)	(347 952)	-5,58%
Distribution & marketing expenses	(8 109)	(9 488)	-14,53%	(24 523)	(27 852)	-11,95%
Overheads & administrative expenses	(21 442)	(23 457)	-8,59%	(64 698)	(73 423)	-11,88%
of which:						
- depreciation and amortization	(32 942)	(33 415)	-1,42%	(95 137)	(96 366)	-1,28%
- staff costs	(42 235)	(45 416)	-7,00%	(129 384)	(142 230)	-9,03%
- outsourced services	(30 470)	(34 154)	-10,79%	(85 374)	(98 225)	-13,08%
*% share in total costs ***	**94,03%**	**94,21%**		**93,35%**	**94,73%**	
Other operating income	1 400	1 269	10,32%	48 290	49 351	-2,15%
Other operating expenses	(3 075)	(2 045)	50,37%	(8 540)	(5 691)	50,06%
Revaluation of non-financial non-current assets	0	0	-	(14 500)	0	-
Operating profit/loss - EBIT	**12 299**	**13 698**	-10,21%	**37 218**	**74 484**	**-50,03%**
Finance expenses	(6 069)	(7 205)	-15,77%	(21 219)	(19 290)	10,00%
Profit/loss before tax	**6 230**	**6 493**	-4,05%	**15 999**	**55 194**	**-71,01%**
Income tax	(2 710)	(1 531)	77,01%	3 106	(2 347)	-
Net profit/loss	**3 520**	**4 962**	-29,06%	**19 105**	**52 847**	**-63,85%**
EBIT margin (EBIT/Revenues)	7,78%	8,31%	-0,53pp	8,66%	15,52%	-6,86pp
EBITDA	**45 241**	**47 113**	**-3,97%**	**132 355**	**170 850**	**-22,53%**
EBITDA margin (EBITDA/Revenues)	28,63%	28,58%	0,05pp	30,80%	35,59%	-4,79pp

* *Total revenues mean the sum of sales, other operating and finance income.*
** *Total costs mean the sum of cost of products, merchandise and raw materials sold, distribution & marketing expenses, overheads & administrative expenses, other operating and finance expenses.*

Despite the global economic crisis, the Company's operating performance in the third quarter of 2009 only slightly differs from the results reported in the corresponding quarter of the past year. An insignificant decline in revenues was to a large extent offset by way of curbing of majority of cost categories. Only other operating expenses went up, which resulted predominantly from set up provisions for termination benefits payable due to the company's restructuring (liquidation of the Grand hotel in Łódź and the Beskid hotel in Nowy Sącz). Good level of the Company's revenues is attributable, among others, to successful marketing actions.
The Company reported a slightly higher fall in revenues for 9 months of 2009 y/y, which is an effect of markedly worse performance in the first quarters when the Company was markedly affected by the crisis. Also, the recognized revaluation write-down on financial non-current assets (shares in PBP Orbis Sp. z o.o.) had a negative impact on the results generated since the beginning of the year.

3.2 Seasonality or cyclicality of operations

Orbis S.A. sales throughout the year are plagued by seasonality. Owing to weather conditions and holidays that in Poland fall in the months of July-September, the majority of sales is generated during the third quarter of the year. The second quarter of the year is the second best in terms of contribution to the sales volume, while the fourth quarter is ranked as the third, and the first quarter as the last in terms of sales.

(all amounts are quoted in PLN thousand, unless otherwise stated)

4. STATEMENT OF FINANCIAL POSITION OF THE COMPANY

	As at Sept.30, 2009	As at June 30, 2009	% change in 3 months ended on Sept. 30, 2009	As at Dec.31, 2008	% change in 9 months ended on Sept. 30, 2009	As at Sept.30, 2008	% change in 12 months ended on Sept. 30, 2009
Non-current assets	2 181 374	2 191 075	-0,44%	2 230 137	-2,19%	2 169 449	0,55%
% share in the balance sheet total	*92,29%*	*91,25%*		*92,41%*		*91,78%*	
Current assets	182 296	210 213	-13,28%	183 079	-0,43%	194 385	-6,22%
% share in the balance sheet total	*7,71%*	*8,75%*		*7,59%*		*8,22%*	
TOTAL ASSETS	**2 363 670**	**2 401 288**	**-1,57%**	**2 413 216**	**-2,05%**	**2 363 834**	**-0,01%**
Equity	1 727 218	1 723 698	0,20%	1 708 113	1,12%	1 720 916	0,37%
% share in the balance sheet total	*73,07%*	*71,78%*		*70,78%*		*72,80%*	
Non-current liabilities	354 883	357 017	-0,60%	367 374	-3,40%	365 772	-2,98%
of which: borrowings	282 418	282 384	0,01%	282 317	0,04%	281 467	0,34%
% share in the balance sheet total	*15,01%*	*14,87%*		*15,22%*		*15,47%*	
Current liabilities	281 569	320 573	-12,17%	337 729	-16,63%	277 146	1,60%
of which: borrowings	206 596	238 984	-13,55%	242 307	-14,74%	189 060	9,28%
% share in the balance sheet total	*11,92%*	*13,35%*		*14,00%*		*11,73%*	
TOTAL EQUITY AND LIABILITIES	**2 363 670**	**2 401 288**	**-1,57%**	**2 413 216**	**-2,05%**	**2 363 834**	**-0,01%**
Debt/total equity ratio	28,31%	30,25%	-1,94pp	30,71%	-2,40pp	27,34%	0,97pp
Debt ratio (total liabilities/total assets ratio)	26,93%	28,22%	-1,29pp	29,22%	-2,29pp	27,20%	-0,27pp

4.1 Non-current assets

Owing to the nature of pursued business, the basic item of the Company's non-current assets is property, plant and equipment. **Property, plant and equipment** includes predominantly hotel buildings as well as land and rights to perpetual usufruct of land. This item remained at a similar level during the last three quarters of the current year. The decline in property, plant and equipment as compared to its value as at September 30, 2008 resulted from reclassification of completed investments from assets under construction to the **Investment property** item, which is also the reason for the growth in the latter against the third quarter of the past year.
As compared to December 31, 2008, **Investments in subsidiaries and associates** went down by the value of the impairment loss related to the subsidiary PBP Orbis Sp. z o.o.

4.2 Current assets

As at September 30, 2009, the major item of current assets is **Cash and cash equivalents**. Owing to receipt of dividends from the subsidiary companies in the last quarter and lower investment expenditure, this item is reported at the highest level of all the presented periods. The second largest item, **Other current receivables,** went down in the third quarter as a result of payment of the above mentioned dividends that increased the receivables item as at end of the semi-annual period of 2009. Prepaid property, plant and equipment declined in the third quarter of the year as a consequence of settlement of major investments. On the other hand, the decrease in current receivables as compared to December 31, and September 30, 2008 was attributable to the VAT refunded to the Company by tax authorities in the first half of 2009.
The next considerable item of the Company's balance sheet is **Trade receivables**. This item is affected by the level of turnover from hotel business. Trade receivables remain at a similar level as compared to the balance as at June 30, 2009, but the item declined against the end of the third quarter of the past year.

(all amounts are quoted in PLN thousand, unless otherwise stated)

4.3 Non-current liabilities

Non-current liabilities of the Company comprise three main items, of which **Borrowings** represent the most substantial one. This item is reported at a similar level during all the presented periods. Changes in the **Deferred income tax liability** result predominantly from differences between the book value and tax value of the Company's tangible assets and investment property. **Provision for pension and similar benefits** remained at a similar level during the last 12 months.

4.4 Current liabilities

The current liabilities item is dominated by **Borrowings.** In the third quarter, this item declined because in September 2009 Orbis S.A. repaid loans, with an aggregate amount of PLN 32 000 thousand, granted by its subsidiary Hekon Hotele Ekonomiczne.

Other current liabilities fluctuated slightly in the periods under discussion. This item is impacted by accrued expenses and deferred income that reach the highest level at the beginning of the year and, afterwards, gradually go down. In turn, **Trade payables** decreased as compared to their balance as at the end of 2008, but remained at a more or less the same level as compared to June 30, 2009 and September 30, 2008.

4.5 Borrowings

Creditor	Amount of borrowings outstanding as at the balance sheet date September 30, 2009.		Current borrowings	Non-current borrowings	
	PLN	Currency		maturity from 1 to 3 years	maturity of over 3 years
Fixed-Term Loans Agreement with Bank Handlowy w Warszawie S.A. and Société Genérale S.A. Branch in Poland (Main Appointed Arrangers) and Bank Zachodni WBK S.A. and Calyon (Arrangers)	378 528	0	96 110	188 234	94 184
Loans - Hekon-Hotele Ekonomiczne S.A.	110 486	0	110 486	0	0
TOTAL:	**489 014**	**0**	**206 596**	**188 234**	**94 184**

(all amounts are quoted in PLN thousand, unless otherwise stated)

4.6 Changes in estimates of amounts

Items in which major changes occurred	As at Sept. 30, 2009 (change in 3 months of 2009)	As at June 30, 2009 (change in 6 months of 2009)	% change in 3 months ended on Sept. 30, 2009	As at Dec. 31, 2008 (change in 3 months of 2008)	% change in 9 months ended on Sept. 30, 2009	As at Sept. 30, 2008 (change in 3 months of 2008)	% change in 12 months ended on Sept. 30, 2009
DEFERRED INCOME TAX LIABILITY AND ASSETS*							
Deferred income tax liability	**38 586**	**40 754**	**-5,32%**	**51 059**	**-24,43%**	**51 141**	**-24,55%**
PROVISIONS FOR LIABILITIES							
1. Provision for jubilee awards and retirement benefits	**40 285**	**40 295**	**-0,02%**	**40 325**	**-0,10%**	**38 888**	**3,59%**
opening balance	40 295	40 325		38 888		38 643	
- created	1 901	2 765		1 675		1 528	
- used	(1 911)	(2 795)		(238)		(1 283)	
- released	0	0		0		0	
closing balance	40 285	40 295		40 325		38 888	
IMPAIRMENT OF ASSETS							
1. Impairment of financial non-current assets	**18 481**	**18 481**	**0,00%**	**3 985**	**363,76%**	**3 985**	**363,76%**
opening balance	18 481	3 985		3 985		3 985	
- created	0	14 500		0		0	
- used	0	(4)		0		0	
- reversed	0	0		0		0	
closing balance	18 481	18 481		3 985		3 985	
2. Impairment of property, plant and equipment	**376 764**	**376 844**	**-0,02%**	**378 990**	**-0,59%**	**389 549**	**-3,28%**
opening balance	376 844	378 990		389 549		389 598	
- created	0	665		7 912		0	
- transferred	0	0		(47)		0	
- used	(80)	(2 762)		(294)		(49)	
- reversed	0	(49)		(18 130)		0	
closing balance	376 764	376 844		378 990		389 549	

* The deferred income tax liability and assets are recognized according to their final netted balance.

(all amounts are quoted in PLN thousand, unless otherwise stated)

4.7 Contingent assets and liabilities, including sureties for borrowings or guarantees

Title	Beneficiary	Debtor/nature of relations	Validity date	Amount as at the balance sheet date	Change in the amount in 3 months ended Sept. 30, 2009	Financial terms and other remarks
Surety for liabilities of the company Orbis Casino Sp. z o.o. that may arise under the guarantees issued by the bank under framework agreement No. 5/2005 dated Dec. 6, 2005	PKO BP SA	Orbis Casino Sp. z o.o.- associated company	Feb. 9, 2012	2 000	0	Validity date corresponds to the guarantee validity date.
Surety for liabilities of the company Orbis Casino Sp. z o.o. that may arise under the overdraft facility granted by the bank under agreement No. 270-1/10/RB/2005 dated Dec. 9, 2005, annex No. 1 of Dec. 4, 2006	PKO BP SA	Orbis Casino Sp. z o.o.- associated company	Dec. 7, 2010	2 000	0	Validity date corresponds to the date of validity of declaration on submission to the enforcement procedure, the term of the surety is indefinite
Surety for liabilities of the company Orbis Casino Sp. z o.o. that may arise under the investment loan granted by the bank under agreement No. 202-129/3/II/11/2005 dated Dec. 22, 2005	PKO BP SA	Orbis Casino Sp. z o.o.- associated company	Dec. 31, 2012	1 000	0	Validity date corresponds to the date of validity of declaration on submission to the enforcement procedure, the term of the surety is indefinite
Bank guarantee no. 1308/2008/FIN dated August 20, 2008 issued by Société Générale, as requested by Orbis S.A., to guarantee timely payment of financial liabilities of the company Polskie Biuro Podróży Orbis Sp. z o.o. due to IATA Members; the bank received the original of the guarantee along with annex no. 1 and on July 14, 2009 derecognized the guarantee from books.	International Air Transport Association (IATA), Branch in Poland	PBP Orbis Sp. z o.o., subsidiary of Orbis S.A., requested the guarantee	Feb. 22, 2010	0	(7 767)	Orbis SA committed to submit to the enforcement procedure up to PLN 7,767 thousand by virtue of which the Bank may issue a bank writ of execution within three months as of the guarantee expiry date (Nov. 22, 2009) or as of the date of payment under the guarantee.
Joint and several surety for liabilities of the company Orbis Transport Sp. z o.o. that may arise under a loan granted by the bank under the Short-Term Loan Agreement no. 2009/005 dated Jan. 30, 2009, as amended by Annex no. 1 dated March 3, 2009	Société Générale SA Branch in Poland	Orbis Transport Sp z o.o. - subsidiary company	Feb. 15, 2010	30 000	0	Orbis SA committed to submit to the enforcement procedure up to PLN 30,000 thousand by virtue of which the Bank may request that the bank writ of execution be declared enforceable until Feb. 30, 2010.
Joint and several surety for liabilities of the company Orbis Transport Sp. z o.o. that may arise under a loan granted by the bank under the Working Capital Facility Agreement no. 1611022WS07120700 dated Jan. 31, 2008, as amended by Annex no. 3 dated Feb. 27, 2009.	Kredyt Bank SA	Orbis Transport Sp z o.o. - subsidiary company	Jan. 31, 2011	50 000	0	Validity date corresponds to the surety validity date. Orbis SA committed to submit to the enforcement procedure by virtue of which the Bank may request that the bank writ of execution be declared enforceable until Jan. 31, 2011
Surety for a blank promissory note without protest, issued by Polskie Biuro Podróży Orbis Sp. z o.o. as requested by SIGNAL IDUNA Polskie Towarzystwo Ubezpieczeń SA to secure recourse claims under the guarantee issued under the Agreement for Tourist Insurance Guarantee no. M 159373 entered into on Nov. 26, 2008	SIGNAL IDUNA Polskie Towarzystwo Ubezpieczeń SA	Polskie Biuro Podróży Orbis Sp. z o. o.-subsidiary company	June 29, 2010	8 160	0	The guarantee is valid until Dec. 31, 2009. The Beneficiary may seek claims, if any, within up to 180 days following the last day of the guarantee validity; securities will be released by the Guarantor after expiry of the guarantee, unless a payment under the guarantee is made in case the security needs to be used.
Joint and several surety for liabilities of the company Polskie Biuro Podróży Orbis Sp. z o.o. that may arise under a loan granted by the bank under the Short-Term Loan Agreement no. 2009/004 dated Jan. 28, 2009 and annex no. 1 and amended surety agreement dated August 28, 2009.	Société Générale SA Branch in Poland	Polskie Biuro Podróży Orbis Sp. z o. o.-subsidiary company	Jan. 15, 2010	18 000	6 000	Orbis SA committed to submit to the enforcement procedure up to PLN 18,000 thousand by virtue of which the Bank may request that the bank writ of execution be declared enforceable until Jan. 31, 2010
			TOTAL:	**111 160**	**(1 767)**	
		Including sureties for loans or guarantees issued within the group:		106 160	(1 767)	

(all amounts are quoted in PLN thousand, unless otherwise stated)

5. STATEMENT OF CASH FLOWS OF THE COMPANY

	3 months ended on Sept. 30, 2009	3 months ended on Sept. 30, 2008	% change 2009/2009	9 months ended on Sept. 30, 2009	9 months ended on Sept. 30, 2008	% change 2009/2008
Cash flows from operating activities	35 698	35 577	0,34%	134 328	70 837	89,63%
Cash flows from investing activities	20 985	(24 572)	-	(18 692)	(114 731)	-83,71%
Cash flows from financing activities	(38 432)	28 120	-	(56 853)	62 521	-
Total net cash flows	18 251	39 125	-53,35%	58 783	18 627	215,58%
Cash and cash equivalents at the end of the period	93 790	48 304	94,17%	93 790	48 304	94,17%

In the third quarter of the current year, the Company reported positive cash flows. Expenses incurred in financing activities were covered with proceeds from operating and investing activities. The amount of the Company's own cash went up. Net cash flows for three quarters of 2009 ytd were also positive owing to flows from operating activities.

5.1 Operating activities

In the third quarter of 2009 the Company reported positive cash flows from operating activities, nearing the flows generated a year ago. Traditionally, the most important positive adjustment is depreciation/amortization, followed by interest and dividend, with the most considerable change in the quarter resulting from adjustment of interest accrued on borrowings. Negative changes include a change in the balance of current liabilities, save for borrowings.
Also, the Company's cash flows for 9 months ytd were positive and higher than a year ago despite lesser impact of the generated net result. Impact of the adjustment related to change in receivables, with high amount in plus owing to a VAT refund received by the Company in the first quarter of 2009, was of decisive nature. Moreover, the other adjustments item comprises an impairment loss on financial non-current assets (PBP Sp. z o.o.).

5.2 Investing activities

In the third quarter of 2009, the Company reported positive cash flows from investing activities that were attributable to receipt of dividends for the profit generated by the subsidiaries in 2008. Suffered effects of the global economic crisis slowed down the investing process in the Company, which was mirrored in a decline in expenditure for property, plant and equipment as compared to the corresponding period of 2008. Nevertheless, considering the 9-month period of 2009, investment expenditure incurred exceeded the value of dividend receipts and resulted in slightly negative cash flows from investing activities.

5.3 Financing activities

During the discussed third quarter of 2009 and in the entire 2009 alike, the Company's cash flows from financing activities were negative. The Company repaid two loans granted by Hekon Hotele Ekonomiczne S.A. with an aggregate value of PLN 32 million and incurred expenses related to interest on borrowings. No proceeds from financing activities were reported.

(all amounts are quoted in PLN thousand, unless otherwise stated)

6. STATEMENT OF CHANGES IN EQUITY AND DIVIDENDS

	As at Sept. 30, 2009	As at June 30, 2009	% change in 3 months ended on Sept. 30, 2009	As at Dec. 31, 2008	% change in 9 months ended on Sept. 30, 2009	As at Sept. 30, 2008	% change in 12 months ended on Sept. 30, 2009
Share capital	517 754	517 754	0,00%	517 754	0,00%	517 754	0,00%
Other reserves	133 333	133 333	0,00%	133 333	0,00%	133 333	0,00%
Retained earnings	1 076 131	1 072 611	0,33%	1 057 026	1,81%	1 069 829	0,59%
Other comprehensive income	0	0	-	0	-	0	-
Equity	**1 727 218**	**1 723 698**	**0,20%**	**1 708 113**	**1,12%**	**1 720 916**	**0,37%**

During the third quarter of 2009, the level of **Share capital** remained invariably at the level reported in the preceding periods.

Amounts derived from the sale of Orbis S.A. shares above their nominal value and revaluations of investments are posted under **Other reserves**. In the current quarter, other reserves did not change.

The change in **Retained earnings** in the third quarter of 2009 by PLN 3,520 thousand resulted from the booking of the result for this period.

7. IMPACT OF NON-RECURRING AND ONE-OFF EVENTS

No major non-recurring or one-off events that could have an impact upon the generated financial result were reported during the third quarter of 2009.
Considering the 9-month period of 2009 on the year-to-date basis, the impairment loss on financial non-current assets in the amount of PLN 14 500 thousand, recognized in the first half of 2009, is considered such an event.

8. ISSUANCES, REPURCHASES AND REPAYMENTS OF DEBT AND EQUITY SECURITIES

No issuances, repurchases and repayments of debt and equity securities occurred in the period covered by these financial statements.

9. RELATED PARTY TRANSACTIONS

In the period of 9 months of 2009 Orbis S.A. executed the following significant transactions with related parties:

Accor S.A.

	revenues	expenses	receivables	payables	major items
2009	0	2 160	0	2 369	access to the reservation system, use of IT applications
2008	0	0	0	0	

(all amounts are quoted in PLN thousand, unless otherwise stated)

Accor Polska Sp. z o.o.

	revenues	expenses	receivables	payables	major items
2009	1 068	8 627	406	3 878	license fee, management
2008	1 504	9 729	812	4 008	license fee, management

Hekon - Hotele Ekonomiczne S.A.

	revenues	expenses	receivables	payables	major items
2009	11 711	9 327			lease of hotel real property, provision of mutual services, interest on received loans
2008	6 951	9 216			lease of hotel real property, provision of mutual services, interest on received loans

PBP Orbis Sp. z o.o. and Orbis Transport Sp. z o.o.

	revenues	expenses	receivables	payables	major items
2009	1 974	0	0	0	sale of trademark, interest on granted loans
2008	3 757	0	0	0	sale of trademark, interest on granted loans

No transactions involving transfer of rights and obligations, either free of charge or against consideration, were executed between the Company and related parties:

a) members of the Management Board or Supervisory Board of Orbis S.A.,
b) spouses, next-of-kin or relatives of the first and second degree of members of the Management Board and Supervisory Board of Orbis S.A., its subsidiaries and associates,
c) persons linked by a relation of guardianship, adoption or custody with members of the Management Board and Supervisory Board of Orbis S.A., its subsidiaries and associates.

10. CHANGES IN ACCOUNTING POLICIES

No changes occurred during the reporting period in the accounting policies as compared to the financial statements published earlier.

11. EVENTS AFTER THE BALANCE SHEET DATE

Events after the balance sheet date are described in point 12 of the consolidated financial statements of the Orbis Group.

(all amounts are quoted in PLN thousand, unless otherwise stated)

12. SHAREHOLDERS

As at the date of publication of the financial statements, the value of the share capital of Orbis S.A. amounts to PLN 517 754 thousand and comprises of 46 077 008 shares. Shareholders who hold, directly or indirectly through their subsidiaries, at least 5% of the total number of voting rights at the General Meeting of Shareholders, determined according to the holding of shares and their percentage share in the share capital as at the date of publication of the financial statements, disclosed in the notifications submitted to the Company under Article 69 of the Act on Public Offering, Conditions Governing the Introduction of Financial Instruments to Organized Trading, and Public Companies, include:

Shareholder (description)	Number of shares held as at the date of publication of the financial statements (corresponds to a number of votes at the GM)	Percentage share in the share capital as at the date of publication of the financial statements (corresponds to a percentage share in the total number of voting rights at the GM)	Change in the structure of ownership of major blocks of shares from Aug. 28, 2009 to the date of publication of the financial statements for the third quarter of 2009 (since the submission of the condensed interim financial statements for the semi-annual period of 2009)
- Accor S.A.:	**23 043 108**	**50,01%**	–
of which a subsidiary of Accor S.A. - ACCOR POLSKA Sp. z o.o.:	*2 303 849*	*4,99%*	–
- BZ WBK AIB Asset Management S.A. - customers under management contracts, investment funds of BZ WBK AIB Towarzystwo Funduszy Inwestycyjnych S.A.:	**11 599 630**	**25,17%**	–
of which on securities accounts of investment funds managed by BZ WBK AIB Towarzystwo Funduszy Inwestycyjnych S.A.	*7 431 280*	*16,13%*	–
(of which, on accounts of the following funds: 1) Arka FIO	*2 319 222*	*5,03%*	–
2) Arka Zrównoważony FIO)	*2 322 338*	*5,04%*	–
- Commercial Union OFE BPH CU WBK:	**4 670 444**	**10,14%**	–

13. CHANGES IN THE HOLDING OF ISSUER'S SHARES BY MANAGING AND SUPERVISING PERSONS SINCE THE LAST INTERIM REPORT

No changes have occurred in respect of the holding of Orbis S.A. shares by managing and supervising persons since the date of submission of the last interim report.

To the Company's knowledge, as at the date of publication of the financial statements members of the Management Board hold the following shares in Orbis S.A.:

1. Jean-Philippe Savoye, President of the Management Board, holds 1 000 Orbis S.A. shares
2. Ireneusz Andrzej Węgłowski, Vice-President of the Management Board, holds 3 000 Orbis S.A. shares
3. Yannick Yvon Rouvrais, Member of the Management Board, does not hold any Orbis S.A. shares
4. Marcin Szewczykowski, Member of the Management Board, does not hold any Orbis S.A. shares

To the Company's knowledge, as at the date of publication of the financial statements, members of the Supervisory Board hold the following shares in Orbis S.A.:

1. Claude Moscheni does not hold any Orbis S.A. shares
2. Jacek Kseń does not hold any Orbis S.A. shares
3. Erez Boniel does not hold any Orbis S.A. shares
4. Christian Karaoglanian does not hold any Orbis S.A. shares
5. Artur Gabor does not hold any Orbis S.A. shares
6. Elżbieta Czakiert holds 511 Orbis S.A. shares
7. Jarosław Szymański does not hold any Orbis S.A. shares
8. Andrzej Procajło does not hold any Orbis S.A. shares
9. Yann Caillère does not hold any Orbis S.A. shares
10. Marc Vieilledent does not hold any Orbis S.A. shares

14. LITIGATION PENDING BEFORE COURTS, ARBITRATION OR PUBLIC ADMINISTRATION BODIES

Description of major litigations pending before courts, arbitration or public administration bodies is provided in point 15 of the consolidated financial statements of the Orbis Group.